2011 ANNUAL REPORT

CROGHAN

BANCSHARES, INC.

DIRECTORS

Croghan Bancshares, Inc.
The Croghan Colonial Bank

James E. Bowlus, Lead Director
President/Treasurer
Fremont Candy & Cigar, Inc.

Michael D. Allen Sr.
Executive Vice President/General Manager
International Metal Hose Company

James R. Faist
Retired

Claire F. Johansen
Owner
Lane of Dreams Farm, LLC

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President Administration/CFO
Whetstone Technology, LLC

Thomas W. McLaughlin
Vice President/CFO
Underground Utilities, Inc.

Allan E. Mehlow
Chief Financial Officer
The Mosser Group/WMOG, Inc.

Rick M. Robertson
President/CEO
The Croghan Colonial Bank

Gary L. Zimmerman
Owner/Partner
Swint-Reineck Company

DIRECTORS EMERITI

Ted L. Hilty

Don W. Miller

Robert H. Moyer

Albert C. Nichols

J. Terrence Wolfe

OFFICERS

Croghan Bancshares, Inc.

Rick M. Robertson
President/CEO

Thomas J. Elder Jr.
Vice President

Kendall W. Rieman
Vice President/Treasurer

Barry F. Luse
Vice President/Secretary

SENIOR MANAGEMENT TEAM

The Croghan Colonial Bank

Rick M. Robertson
President/CEO

Thomas J. Elder Jr.
Executive Vice President/CLO

Kendall W. Rieman
Executive Vice President/CFO

Stacy A. Cox
Senior Vice President/COO

Jeffrey L. Geary
Senior Vice President/Commercial Lending

Barry F. Luse
Senior Vice President/Trust Officer

Daniel N. Schloemer
Senior Vice President/Commercial Lending

Jodi A. Albright
Vice President/Retail Operations Manager

Charles T. Barteck
Vice President/Retail Sales Manager

Laura M. Whipple
Human Resource Manager



Board of Directors

Standing: Gary Zimmerman, Al Mehlow, Tom McLaughlin, Steve Kemper, Rick Robertson, Mike Allen, Claire Johansen, and Jim Bowlus Seated: Dan Lease and Jim Faist



Senior Management Team

Standing: Tom Elder, Stacy Cox, Dan Schloemer, Chuck Barteck, Rick Robertson, Barry Luse, Jodi Albright, and Jeff Geary Seated: Kendall Rieman and Laura Whipple

Net Income
(Dollars in thousands)


$5,000
$4,500
$4,000
$3,500
$3,000
2009
2010
2011

Total Assets
(Dollars in thousands)


$800,000
$700,000
$600,000
$500,000
$400,000
2009
2010
2011

Return on Average Assets


1.00%
.90%
.80%
.70%
.60%
2009
2010
2011

Return on Average Equity


9.00%
8.00%
7.00%
6.00%
5.00%
2009
2010
2011

CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2011	2010	Percent Change
For the year:			
Net income	$4,754,000	$4,024,000	18.1%
Income per common share	2.84	2.38	19.3%
Dividends per common share	1.28	1.28	-
Return on average assets	.94%	.82%	
Return on average stockholders' equity	7.97%	7.03%	
At year-end:			
Assets	$629,651,000	$489,727,000	28.6%
Loans	301,965,000	293,305,000	3.0%
Securities	229,126,000	144,623,000	58.4%
Deposits	501,837,000	384,157,000	30.6%
Stockholders' equity	62,883,000	56,513,000	11.3%
Book value per common share	$37.58	$33.71	11.5%
Stockholders' equity to total assets	9.99%	11.54%	
Number of stockholders of record	689	693	(.6)%
Number of full-time equivalent employees	171	150	14.0%

Notes:

1.) Financial Data for 2011 includes the impact of the December 2011 acquisition of four branches of The Home Savings and Loan Company of Youngstown, Ohio.

A Message from CEO Rick Robertson

A brief overview of 2011 includes an 18.1% increase in net income over 2010, the completion of a four office branch acquisition, growth in total assets to over $600 million, and the completion of a number of projects to improve or expand the level of service we provide to our customers. Croghan's stock price ended the year at $29.00, which is a three year high and we continued to pay a quarterly dividend of $0.32 per share or $1.28 annually. Based on the year-end share price of $29.00, the $1.28 dividend equals a 4.4% cash return. All of these events made 2011 a pretty good year.

The net income for 2011 totaled $4,754,000, compared to $4,024,000 in 2010, and $3,106,000 in 2009. 2011 net income results represent a $730,000 or 18.1% increase over 2010 results. Assets totaled $629,651,000 at December 31, 2011, compared to $489,727,000 at December 31, 2010, and $481,988,000 at December 31, 2009. The return on average assets was 0.94% for 2011, compared to 0.82% in 2010, and 0.66% in 2009. All of these items are positive trends, and we are pleased to report the financial progress in 2011. The majority of this annual report provides a more detailed review of our financial information and I certainly encourage a review of the information provided.

We were very fortunate to have had the opportunity to purchase four branch offices, including customers, employees, deposits, loans, and branch facilities from The Home Savings and Loan Company of Youngstown, Ohio. These offices included two Tiffin locations, one Fremont location, and one Clyde location which was consolidated into Croghan's existing Clyde branch office. We announced the purchase on August 31, 2011, and closed the transaction on December 16, 2011. The branch purchase acquisition included approximately $111 million of deposits and approximately $22 million of loans. From a bank deposit perspective, this transaction gave us a #3 market share position in Tiffin, strengthens our #1 position in Fremont, and moves us to #2 in Clyde. Opportunities for strategic growth in our targeted geography do not occur with any regularity, so we view this purchase action as critical for our long term success. In past messages, we had identified that we were well positioned to take advantage of market expansion opportunities; and by completing this branch purchase, it better positions Croghan to become larger and stronger.

While clearly convinced of the long term benefit that the branch purchase provides to Croghan, we also should acknowledge that it will take some time to realize the full financial benefits of this transaction. We expect 2012 to be somewhat of a transition year. We will have some one-time expenses associated with the branch purchase carry over into 2012 and it will require some time to organize for our larger size. For example, with the acquisition of $111 million of deposits and $22 million of loans, we bring into the Bank approximately $83 million of uninvested funds. First, prudent long-term investing of these funds will be completed over a few quarters to properly manage interest rate risk. Second, we will need to build our lending volumes to deploy these funds as well. Until we have our investment portfolio set and increase our lending to deploy funds, we will not achieve the maximum financial results. We expect to see early benefits from this transaction but also believe it will take a couple of quarters to reset our balance sheet with the appropriate mix of investments. Loan growth will be an ongoing priority for the foreseeable future.

2011 was also a good year for completion of enhancements that improved and expanded the services we provide to our customers. Our systems were improved to meet a growing demand for debit cards in our markets; we now have more efficient and effective methods of supporting the debit card needs within our markets. We also introduced e-statements for those customers desiring the receipt of bank statements electronically without the paper build-up and mail related issues of paper statements. An upgraded bill pay service was also introduced. Regarding transactions completed in our branches, we introduced end-of-day processing so that customers would not be inconvenienced by processing cut-offs in the middle of the afternoon. Mortgage loan customers may now submit a loan application on-line if they choose to do so. Our business cash management product has proven to be a significant benefit for many of our business customers.

In my letter to shareholders last year, I had the pleasure of highlighting five promotions of existing senior leaders in our bank. This year, I have a similar pleasure of recognizing seven of the leaders who have joined Croghan in 2011:

- Teresa Joseph joined us in March as Manager of Residential Real Estate
- Tracey Henley joined us in September as Norwalk Market Manager
- Stacy Cox joined us in September as SVP & Chief Operations Officer
- Tom Grochowski joined us in November as Manager of Indirect Lending
- Morgan Stanley joined us in December as a Fremont Market Manager and comes to us from the Home Savings branch purchase
- Gwen Stallard joined us in December as Tiffin Market Manager and comes to us from the Home Savings branch purchase
- Chuck Barteck joined us in December as VP & Retail Sales Manager

We are looking forward to the challenges of 2012 and we are hopeful of a stronger economy. Our expansion into Tiffin is exciting and provides a variety of opportunities. We also recognize the responsibility to become an excellent partner for our customers and all of the communities we serve.

Again, on behalf of our Board of Directors and our entire employee group, thank you to our shareholders for your investment and continuing support. Our objectives certainly include the continued financial progress at Croghan and being that great community Bank that we are proud of.

Very truly yours,

Rick M. Robertson
President and Chief Executive Officer

January 2012

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $629,651,000 in total assets as of December 31, 2011. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its 14 banking centers located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, Port Clinton, and Tiffin Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON SHARES

The Corporation's common shares are quoted on the OTC Bulletin Board under the symbol "CHBH." The following shows the ranges of high and low price quotations, as reported on the OTC Bulletin Board, for the Corporation's common shares for each quarterly period during 2011 and 2010. OTC Bulletin Board quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	2011		2010	
	Low	**High**	**Low**	**High**
First Quarter	$23.75	25.48	$21.68	25.00
Second Quarter	23.55	25.00	23.00	26.00
Third Quarter	24.10	26.90	24.15	26.00
Fourth Quarter	24.50	29.00	24.05	25.95

Dividends declared by the Corporation on its common shares during the past two years were as follows:

	2011	**2010**
Three-months ended March 31	$ .32	$ .32
Three-months ended June 30	.32	.32
Three-months ended September 30	.32	.32
Three-months ended December 31	.32	.32
Total	$1.28	$1.28

The ability of the Corporation to declare and pay dividends on its common shares is dependent, in large part, on dividends received from the Bank. The ability of the Bank to pay dividends is subject to certain legal and regulatory limitations described in Note 18 to the Consolidated Financial Statements of the Annual Report and in the discussion of "Liquidity" under Management's Discussion and Analysis of Financial Condition and Results of Operations.

There were 688 holders of record of the Corporation's common shares on January 31, 2012.

AVAILABILITY OF MORE INFORMATION

To obtain a free copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2011, please write to:

Croghan Bancshares, Inc.
Barry F. Luse, Secretary
323 Croghan Street
Fremont, OH 43420

CROGHAN BANCSHARES, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2011	2010	2009	2008	2007
	Years ended December 31, (Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 21,622	$ 22,739	$ 23,926	$ 25,892	$ 27,752
Total interest expense	3,355	5,085	6,275	8,160	10,524
Net interest income	18,267	17,654	17,651	17,732	17,228
Provision for loan losses	775	1,675	3,000	1,550	100
Net interest income, after provision for loan losses	17,492	15,979	14,651	16,182	17,128
Total non-interest income	3,468	3,780	3,588	3,414	3,486
Total non-interest expenses	15,008	14,732	14,181	13,526	12,755
Income before federal income taxes	5,952	5,027	4,058	6,070	7,859
Federal income taxes	1,198	1,003	952	1,718	2,348
Net income	$ 4,754	$ 4,024	$ 3,106	$ 4,352	$ 5,511
Per share of common stock:					
Net income	$ 2.84	$ 2.38	$ 1.81	$ 2.51	$ 3.13
Dividends	1.28	1.28	1.28	1.28	1.24
Book value	37.58	33.71	32.75	31.86	30.53
Average shares of common stock outstanding	1,673,775	1,692,307	1,719,509	1,732,611	1,763,320
Year-end balances:					
Loans, net	$297,187	$288,350	$320,051	$346,146	$347,156
Securities	229,126	144,623	110,138	72,981	51,479
Total assets	629,651	489,727	481,988	460,476	455,128
Deposits	501,837	384,157	370,719	345,077	362,833
Stockholders' equity	62,883	56,513	56,127	54,819	53,288
Average balances:					
Loans, net	$281,847	$302,065	$330,829	$341,499	$343,979
Securities	167,074	126,385	83,555	66,394	55,007
Total assets	506,418	490,198	468,170	455,286	448,489
Deposits	399,996	375,246	358,192	356,668	364,481
Stockholders' equity	59,621	57,249	55,895	53,820	52,011
Selected ratios:					
Net yield on average interest-earning assets	3.99%	4.01%	4.12%	4.26%	4.23%
Return on average assets	.94	.82	.66	.96	1.23
Return on average stockholders' equity	7.97	7.03	5.56	8.09	10.60
Net loan charge-offs as a percent of average outstanding net loans	.34	.38	.56	.47	.10
Allowance for loan losses as a percent of year-end loans	1.58	1.69	1.37	.94	.96
Stockholders' equity as a percent of total year-end assets	9.99	11.54	11.64	11.90	11.71

Notes:

1.) Financial Data for 2011 includes the impact of the December 2011 acquisition of four branches of The Home Savings and Loan Company of Youngstown, Ohio.

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements included in this the Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. Croghan cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, changes in the levels of market interest rates, and competitive and regulatory issues could affect Croghan's financial performance and cause the actual results for future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the interest rates included under "Net Interest Income"
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses"
3. Management's discussion of capital requirements and impairment charges included under "Stockholders' Equity"
4. Management's discussion relating to the Bank's liquidity sources and needs included under "Liquidity"
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk"
6. Management's discussion of goodwill evaluation under "Significant Accounting Policies"

Croghan does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except to the extent required by law.

BRANCH ACQUISITION

In December 2011, the Bank completed an acquisition ("branch acquisition" or 'acquisition") of four branches of The Home Savings and Loan Company of Youngstown, Ohio ("HSL") located in Tiffin (two branches), Clyde, and Fremont Ohio. The branch acquisition will expand the Bank into the Tiffin market as well as strengthen the established Clyde and Fremont markets. Through the branch acquisition, the Bank received $112,384,000 of assets, including $83,496,000 of cash and $21,502,000 of residential mortgage, HELOC, and consumer loans. The Bank also assumed $111,072,000 of liabilities, including $69,739,000 of time deposits, $28,440,000 of demand deposits, and $11,791,000 of savings deposits. The operations of the acquired branches subsequent to the acquisition are included in the Corporation's consolidated results. The cash proceeds from the branch acquisition were used to increase the security portfolio in the month of December. Additional available cash funds from the acquisition will be used to fund any future loan growth or security portfolio growth.

PERFORMANCE SUMMARY

Croghan's net income for the year ended December 31, 2011 was $4,754,000, compared to $4,024,000 in 2010, and $3,106,000 in 2009. Net income in 2011 as compared to 2010 was favorably impacted by a $900,000 decrease in the provision for loan losses and a $613,000 increase in net interest income, while net income was unfavorably impacted by a $276,000 increase in non-interest expense, a $312,000 decrease in non-interest income, and a $195,000 increase in federal income tax expense.

The return on average assets in 2011 was .94%, compared to .82% in 2010, and .66% in 2009. The return on average stockholders' equity was 7.97% in 2011, 7.03% in 2010, and 5.56% in 2009. Net income per share in 2011 amounted to $2.84, compared to $2.38 in 2010, and $1.81 in 2009. Changes in these amounts from year to year were generally reflective of changes in the level of net income.

Assets increased to $629,651,000 at December 31, 2011, compared to $489,727,000 at December 31, 2010, an increase of 28.6%. Loans increased $8,660,000, or 3.0%, to $301,965,000 at December 31, 2011, compared to $293,305,000 at December 31, 2010. Securities increased $84,503,000, or 58.4%, to $229,126,000 at December 31, 2011, compared to $144,623,000 at December 31, 2010. Deposits increased $117,680,000, or 30.6%, to $501,837,000 at December 31, 2011, from $384,157,000 at December 31, 2010. Stockholders' equity at December 31, 2011 was $62,883,000, an 11.3% increase compared to $56,513,000 at December 31, 2010.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of interest-earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of client loan demand, client preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following demonstrates the components of net interest income for the years ended December 31:

	2011	2010	2009
		(Dollars in thousands)	
Average interest-earning assets	$457,588	$440,620	$428,275
Interest income	21,622	22,739	23,926
Average rate earned	4.73%	5.16%	5.59%
Average interest-bearing liabilities	$374,526	$372,526	$356,283
Interest expense	3,355	5,085	6,275
Average rate paid	.90%	1.37%	1.76%
Net interest income	$ 18,267	$ 17,654	$ 17,651
Net interest yield (net interest income divided by average interest-earning assets)	3.99%	4.01%	4.12%

2011 vs. 2010. Net interest income for 2011 increased $613,000, or 3.47%, to $18,267,000, compared to $17,654,000 in 2010. Average interest-earning assets in 2011 increased $16,968,000, which resulted from higher total assets primarily in the securities portfolio. Croghan continued to reinvest security maturities, and the loan portfolio run-off into the securities portfolio, which helped maintain net interest income. Average interest-bearing liabilities increased $2,000,000, which was a direct result of increases in savings, NOW, and Money Market deposits throughout 2011 due to the continued change in consumer deposit trends.

The average rate earned on interest-earning assets decreased to 4.73% in 2011 from 5.16% in 2010, and the average rate paid on interest-bearing liabilities also decreased to .90% in 2011 from 1.37% in 2010. The net effect of these changes was that Croghan's net interest yield decreased to 3.99% in 2011 from 4.01% in 2010. In 2011, the Federal Reserve Open Market Committee (FOMC) continued to maintain low managed interest rates. The low rates have caused the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities to decrease in 2011 even more so than in 2010. The Bank expects this trend to continue throughout 2012; however, with the additional deposits from the HSL branch acquisition, the average rate paid could increase due to the purchase of higher cost deposits.

NET INTEREST INCOME (CONTINUED)

2010 vs. 2009. Net interest income for 2010 increased $3,000, or .02%, to $17,654,000, compared to $17,651,000 in 2009. Average interest-earning assets in 2010 increased $12,345,000, which resulted from the mixture of the securities portfolio increase, the increase in cash and cash equivalents, and the loan portfolio decrease. Throughout 2010, Croghan continued to reinvest the loan portfolio run-off in the securities portfolio, which helped maintain net interest income. Average interest-bearing liabilities increased $16,243,000, which was a direct result of increases in deposits, due to the continued change in consumer trends.

The average rate earned on interest-earning assets decreased to 5.16% in 2010 from 5.59% in 2009, and the average rate paid on interest-bearing liabilities also decreased to 1.37% in 2010 from 1.76% in 2009. The net effect of these changes was that Croghan's net interest yield decreased to 4.01% in 2010 from 4.12% in 2009. In 2010, the FOMC continued to maintain low managed interest rates. The low rates have caused the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities to decrease in 2010 even more so than in 2009.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan's loan policy provides guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and prescribes the use of a loan review process. Croghan employs credit analysis staff to aid in facilitating the early identification of problem loans, to help ensure sound credit decisions, and to assist in the determination of the allowance for loan losses. Croghan also engages an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review process. Croghan's loan policy, loan review process, and credit analysis staff facilitate management's evaluation of the credit risk inherent in the lending function.

Croghan performs ongoing reviews to identify potential problem and nonperforming loans and also completes in-depth analysis with respect to the quarterly allowance for loan losses calculation. Part of this analysis involves assessing the need for specific reserves relative to impaired loans. This evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance. Loans are considered impaired when, based upon the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate. Given that Croghan's impaired loans are typically collateralized by real estate or other borrower assets, the fair value of individual impaired loans is most often based upon the underlying collateral value. Large groups of smaller balance homogenous loans are collectively evaluated for impairment.

To determine the allowance for loan losses, Croghan prepares a detailed quarterly analysis that focuses on delinquency trends, the status of nonperforming loans (i.e., impaired, nonaccrual, restructured, and past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix in each loan category. Higher loss rates are applied in calculating the allowance for loan losses relating to potential problem loans. The loss rates are periodically evaluated considering historic loss rates in the respective potential problem loan categories (i.e., special mention, substandard, doubtful) and current trends. In 2009 and 2010, Croghan updated the allowance for loan losses analysis monthly.

Regular provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions or reductions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following provides factors relating to the provision and allowance for loan losses for the years ended December 31:

	2011	2010	2009
		(Dollars in thousands)	
Provision for loan losses charged to expense	$ 775	$ 1,675	$ 3,000
Net loan charge-offs	952	1,153	1,854
Net loan charge-offs as a percent of average outstanding net loans	.34%	.38%	.56%

The following provides information relating to problem loans and the allowance for loan losses as of December 31:

	2011	2010	2009
		(Dollars in thousands)	
Nonaccrual loans, excluding TDR-non-accruing	$ 3,376	$ 4,127	$ 5,903
Loans contractually past due 90 days or more and still accruing interest	672	586	45
Troubled debt restructuring ("TDR")-accruing	3,532	4,665	3,191
TDR-non-accruing	1,295	-	-
Total TDR loans	4,827	4,665	3,191
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	18,161	15,873	22,227
Total potential problem and nonperforming loans	$27,036	$25,251	$31,366
Allowance for loan losses	$ 4,778	$ 4,955	$ 4,433
Allowance for loan losses as a percent of year-end loans	1.58%	1.69%	1.37%

2011 vs. 2010.

Provision for loan losses and net loan charge-offs

The 2011 provision for loan losses totaled $775,000, which was $900,000 less than the 2010 provision of $1,675,000. The decrease in the 2011 provision was attributable to Croghan recognizing a $754,000 recovery to the allowance for loan losses on a loan previously charged off in the fourth quarter of 2009. As a result of this recovery, Croghan recognized a negative $100,000 provision for loan losses during the third quarter of 2011. During 2011, Croghan recognized $952,000 of net charge-offs, which was down $201,000 from the $1,153,000 of net charge-offs in 2010. The trends in the historical loss rates, which are used to calculate losses on non-impaired credits, stayed consistent throughout 2011.

Nonaccruals and net loan charge-offs

The $751,000 decrease in nonaccrual loans in 2011 compared to 2010 was due to reclassifying nonaccrual loans that were restructured into the new TDR non-accruing category. The total amount of nonaccrual loans, including accruing and non-accruing TDRs, increased $544,000. During 2011, a large commercial real estate loan totaling $692,000 went from TDR status to TDR non-accruing; this loan also had charge off amounts of $308,000 during 2011. Also during 2011, the Bank had one other large commercial real estate loan add $208,000 to nonaccrual loans, after realizing a charge-off of $335,000, and moving $810,000 to OREO balances.

Restructured loans

Restructured loans at December 31, 2011 totaled $4,827,000. These loans were restructured from their original loan agreements by modifying their principal and interest payment terms, or have interest only payments. These restructured terms allow the client to remain current during a period in which they expect or are experiencing a reduction in their anticipated or actual cash flow. After the period of interest only payments, the loans are anticipated to start paying principal and interest payments similar to the original loan agreements. If a restructured loan is placed on nonaccrual, it is still classified as restructured going forward.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Potential problem and nonperforming loans

Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrower does not generate sufficient operating cash flow to adequately service its debts.

Total potential problem and nonperforming loans increased $1,785,000, or 7.1%, to $27,036,000 at December 31, 2011, compared to $25,251,000 at December 31, 2010. Components of this increase included a $544,000 increase in nonaccrual loans and TDR non-accruing loans, a $2,288,000 increase in potential problem loans, and a $1,133,000 decrease in accruing TDR loans.

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2011 (dollars in thousands):

Potential problem loans not currently past due	$16,984
Potential problem loans past due one day or more but less than 10 days	91
Potential problem loans past due 10 days or more but less than 30 days	167
Potential problem loans past due 30 days or more but less than 60 days	342
Potential problem loans past due 60 days or more but less than 90 days	577
Total potential problem loans	$18,161

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2011 (dollars in thousands):

Collateralized by an interest in real property	$17,582
Collateralized by an interest in assets other than real property	575
Unsecured	4
Total potential problem loans	$18,161

2010 vs. 2009.

Provision for loan losses and net loan charge-offs

The 2010 provision for loan losses totaled $1,675,000, which was $1,325,000 less than the 2009 provision of $3,000,000. The decrease in the 2010 provision was attributable to a decrease in both the level of loan charge-offs during 2010, as compared to 2009, and the level of potential problem and nonperforming loans at December 31, 2010, as compared to December 31, 2009. During 2010, Croghan recognized $1,153,000 of net charge-offs, which was down $701,000 from the $1,854,000 of net charge-offs in 2009. Overall, the trends in the historical loss rates, which are used to calculate losses on non-impaired credits, stayed consistent throughout 2010. The historical loss rates, along with a reduced level of charge-offs and a reduction of potential problem and nonperforming loans, resulted in a decreased level of provision for loan losses for the year ended December 31, 2010 when compared with the same period in 2009.

Nonaccruals and net loan charge-offs

The $1,776,000 decrease in nonaccrual loans in 2010 compared to 2009 was due to the overall reduced level of loans moved to nonaccrual status and the pay down of loans that were on nonaccrual status at the end of 2009. Several large commercial real estate loans, amounting to $2,606,000 as of December 31, 2009, that were on nonaccrual status were paid off during 2010 and resulted in net charge-offs of $98,000 during 2010. New balances of commercial and commercial real estate clients that moved to nonaccrual status during 2010 had loans that totaled $1,925,000 at December 31, 2010. These nonaccrual loans resulted in $259,000 of net charge-offs during 2010.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Restructured loans

Restructured loans at December 31, 2010 totaled $4,665,000. At December 31, 2010, these loans were performing commercial related loans which were all under 30 days past due. These loans were restructured from their original loan agreements by modifying their principal and interest payment terms, or have interest only payments for a short period of time, typically between one to six months. These restructured terms allow the client to remain current during a period in which they expect or are experiencing a reduction in their anticipated or actual cash flow. After the period of interest only payments, the loans are anticipated to start paying principal and interest payments similar to the original loan agreements.

Potential problem and nonperforming loans

Total potential problem and nonperforming loans decreased $6,115,000, or 19.5%, to $25,251,000 at December 31, 2010, compared to $31,366,000 at December 31, 2009. Components of this decrease included a $1,776,000 decrease in nonaccrual loans, a $6,354,000 decrease in potential problem loans, and a $1,474,000 increase in restructured loans.

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2010 (dollars in thousands):

Potential problem loans not currently past due	$ 8,746
Potential problem loans past due one day or more but less than 10 days	3,079
Potential problem loans past due 10 days or more but less than 30 days	3,051
Potential problem loans past due 30 days or more but less than 60 days	641
Potential problem loans past due 60 days or more but less than 90 days	356
Total potential problem loans	$15,873

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2010 (dollars in thousands):

Collateralized by an interest in real property	$15,427
Collateralized by an interest in assets other than real property	438
Unsecured	8
Total potential problem loans	$15,873

NON-INTEREST INCOME

Non-interest income is comprised of the items summarized for the years ended December 31 as follows:

	2011	2010	2009
		(Dollars in thousands)	
Trust income	$1,076	$1,026	$ 898
Service charges on deposit accounts	1,444	1,460	1,491
Gain on sale of loans	154	282	289
Gain on sale of securities	149	11	-
Loss on write down of securities	(394)	-	-
Increase in cash value of life insurance	301	411	345
Gain from life insurance proceeds	204	-	-
Other operating income	534	590	565
Total non-interest income	$3,468	$3,780	$3,588

NON-INTEREST INCOME (CONTINUED)

2011 vs. 2010. Total non-interest income in 2011 decreased $312,000, or 8.3%, to $3,468,000, compared to $3,780,000 in 2010. Trust income in 2011 increased $50,000, or 4.9%, from 2010. The Trust Department held total assets of $151,230,000 for 556 clients at December 31, 2011, compared to $146,100,000 for 546 clients at December 31, 2010. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, custody accounts, charitable trusts, and charitable gift annuities.

Croghan has purchased split-dollar life insurance policies on behalf of certain current and former employees and officers. The increase in the cash value of these policies accumulates on a tax-exempt basis, as long as the policies are not cashed, and the tax savings is used to fund supplemental retirement benefits for the named individuals. The total cash value of these life insurance policies aggregated $10,766,000 at December 31, 2011 and $11,357,000 at December 31, 2010. The overall decrease in the cash value of the policies was due to the Bank receiving proceeds from one of the life insurance policies in the amount of amount of $1,097,000 in which the Bank had a cash surrender value of $893,000 recorded in other assets. The difference of $204,000 is treated as non-interest income. The increase in cash value of the policies throughout 2011 amounted to $301,000 in 2011, which is down compared to $411,000 in 2010 as these investments tend to follow bond market rates which continue to be at historically low levels.

During 2011, the Bank realized gains on sales of securities of $149,000 as the Bank sold bonds in an effort to manage interest rate risk. The Bank had a write down from one Other Than Temporarily Impaired ("OTTI") security of $394,000. This was a result of a municipal security having insufficient cash flow to support its contractual obligations to the Bank. The Bank continues to monitor the security and believes the security is currently written down to the fair market value based on a revised payment schedule.

Croghan had a gain of $154,000 from selling fixed-rate residential mortgage loans in 2011. Included in gain on sale of loans was capitalized mortgage servicing rights of $39,000 during 2011. At December 31, 2011, the unpaid balance of mortgage loans serviced for others amounted to $24,001,000.

Other operating income decreased $16,000, or 2.7%, to $574,000 in 2011, from $590,000 in 2010. Other operating income includes fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $91,000 in 2011, compared to $112,000 in 2010. Other items of note that comprise other operating income include gains on sale of other real estate owned, rental income, ATM surcharge fees, MasterCard merchant referral commissions, safe deposit box fees, credit life insurance sales commissions, and fees from the sale of official checks and money orders.

2010 vs. 2009. Total non-interest income in 2010 increased $192,000, or 5.4%, to $3,780,000, compared to $3,588,000 in 2009. Trust income in 2010 increased $128,000, or 14.3%, from the 2009 level. The Trust Department held total assets of $146,100,000 for 546 clients at December 31, 2010, compared to $133,452,000 for 761 clients at December 31, 2009.

Service charges on deposit accounts decreased $31,000, or 2.1%, in 2010 as compared to 2009 as a result of the change in consumer spending that started in 2009 and continued through 2010.

Croghan had a gain of $282,000 from selling fixed-rate residential mortgage loans in 2010. Included in gain on sale of loans was capitalized mortgage servicing rights of $161,000. At December 31, 2010, the unpaid balance of mortgage loans serviced for others amounted to $24,267,000.

The total cash value of life insurance policies aggregated $11,357,000 at December 31, 2010 and $10,946,000 at December 31, 2009. The increase in cash value of the policies amounted to $411,000 in 2010, compared to $345,000 in 2009.

Other operating income increased $25,000, or 4.4%, to $590,000 in 2010, from $565,000 in 2009. Fees generated by the Investment Department totaled $112,000 in 2010, compared to $76,000 in 2009.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items summarized for the years ended December 31 as follows:

	2011	2010	2009
		(Dollars in thousands)	
Salaries and wages	$ 6,578	$ 6,513	$ 5,926
Employee benefits	1,806	1,758	1,648
Total personnel	8,384	8,271	7,574
Occupancy of premises	851	838	834
FDIC premium assessments	372	528	669
Amortization of core deposit intangible asset	58	58	57
Equipment and vehicle	1,095	1,067	1,195
Professional and consulting services	659	501	520
State franchise and other taxes	512	516	516
Postage	252	259	296
Stationery and supplies	231	222	247
Advertising and marketing	217	190	192
Third party computer processing	223	278	275
Examination fees	179	186	191
MasterCard franchise and processing	125	134	152
Loan collection and repossession fees	359	291	255
ATM network and processing fees	151	174	252
Telephone	89	91	100
Other operating	1,251	1,128	856
Total non-interest expenses	$15,008	$14,732	$14,181

2011 vs. 2010. Total non-interest expenses in 2011 increased to $15,008,000, from $14,732,000 in 2010, an increase of $276,000, or 1.9%. Total personnel expense increased $113,000, or 1.4%, to $8,384,000 in 2011, from $8,271,000 in 2010. Full-time equivalent employees totaled 171 at December 31, 2011 (including 16 full-time and two part-time employees from the branch acquisition), compared to 150 at December 31, 2010.

The FDIC premium assessments totaled $372,000 in 2011, which was down from $528,000 in 2010. The decrease resulted from a change in the method the FDIC calculates the expense which started during the second quarter 2011. The new calculation is based on average asset size rather than domestic deposits and will continue to be calculated this way going forward.

On September 29, 2009, the FDIC adopted a Notice of Proposed Rulemaking (NPR) that mandated insured depository institutions prepay their quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 on December 30, 2009 at the time of payment of their risk-based assessment for the third quarter of 2009. Accordingly, as of December 31, 2011, Croghan had a prepaid assessment balance, which is included in other assets, of $898,000 which will be used to cover FDIC expenses until exhausted.

In 2011, the Bank had one-time expenses related to the branch acquisition totaling approximately $428,000 in the categories of professional and consulting, equipment, postage, public relations, and installations. Also in 2011, loan collection and repossession fees increased $68,000, despite a recovery of $38,000 from one commercial client, due to continued costs associated with resolving troubled assets.

2010 vs. 2009. Total non-interest expenses in 2010 increased to $14,732,000, from $14,181,000 in 2009, an increase of $551,000, or 3.9%. Total personnel expense increased $697,000, or 9.2%, to $8,271,000 in 2010, from $7,574,000 in 2009. Included in the personnel expense are costs related to the hiring of Croghan's new President/CEO, and amounts paid under the Bank's Performance Compensation for Stakeholders program totaling $319,000. Full-time equivalent employees totaled 150 at December 31, 2010, compared to 146 at December 31, 2009.

The FDIC premium assessments decreased to $528,000 in 2010, which was down from $669,000 in 2009. Included in the 2009 amount was a one-time FDIC Special Assessment ruling issued in May of 2009. The ruling required all insured depository institutions to pay a special assessment equal to the lesser of 5 basis points on total assets less Tier 1 capital, or 10 basis points on total deposits. While there was no special assessment in 2010, quarterly premiums remained at increased levels compared to the previous two years, due to the increased deposit premium rates.

NON-INTEREST EXPENSES (CONTINUED)

In 2010, Croghan implemented virtualization at a total cost of $194,000. Virtualization is a consolidation of Croghan's computer servers which will improve efficiencies, as well as give the Bank a real time disaster recovery system, which will help reduce the impact to Croghan and its clients of unforeseen disaster.

FEDERAL INCOME TAXES

Federal income tax expense totaled $1,198,000 in 2011, compared to $1,003,000 in 2010, and $952,000 in 2009. The effective tax rate in 2011 was 20.1%, compared to 19.6% in 2010, and 23.5% in 2009. The increase in the effective tax rate in 2011, as compared to 2010, was attributable to the increased net income and reduction in the provision for loan losses.

FINANCIAL POSITION

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2011, Croghan classified substantially all of its securities as available-for-sale. Available-for-sale securities are reported at their fair values, with the net unrealized gain or loss, net of tax, reported as a component of stockholders' equity known as "accumulated other comprehensive income (loss)." All securities are periodically reviewed for impairment.

Croghan's available-for-sale investment portfolio is primarily comprised of U.S. Government agency and political subdivision obligations. The fair value of available-for-sale securities totaled $225,282,000 at December 31, 2011, compared to $140,279,000 at December 31, 2010. As previously mentioned in the "Net Interest Income" section, Croghan invested the run-off from the loan portfolio and increases in deposits into the securities portfolio to help maintain net interest income.

Croghan's restricted stock includes shares issued by the Federal Reserve Bank of Cleveland, Federal Home Loan Bank of Cincinnati, and Bankers Bancshares, Inc. of Gahanna, Ohio. Croghan maintains investments in these entities to facilitate borrowing capacity (FHLB), as a member (Federal Reserve), and for loan participation opportunities (Bankers Bancshares). The carrying value of restricted stock totaled $3,844,000 at December 31, 2011 and 2010.

The aggregate carrying value of all securities at December 31, 2010 totaled $229,126,000, an increase of 58.4%, as compared to $144,623,000 at December 31, 2010. Some cash transferred to the Bank from the branch acquisition, described in Note 3, was used to purchase securities, and throughout 2011, proceeds from securities maturities, sales, and calls were used to purchase new securities.

LOANS

The following summarizes total loans and the percent change by major category as of December 31:

	2011	2010	Percent Change
	(Dollars in thousands)		
Commercial, financial, and agricultural	$ 28,963	$ 21,576	34.2%
Real estate – residential mortgage	127,450	114,268	11.5%
Real estate – non-residential mortgage	126,415	140,103	(9.8)%
Real estate – construction	5,237	4,084	28.2%
Consumer	11,203	10,676	4.9%
Credit card	2,697	2,598	3.8%
Total loans	$301,965	$293,305	3.0%

LOANS (CONTINUED)

During 2011, Croghan's market area expanded due to the HSL branch acquisition, however, it has still been subjected to the same decreased loan demand from many current and prospective clients. Without the HSL transaction, the Bank would have seen an overall decrease in total loans. However, due to the acquisition of $21,502,000 of loans in the HSL branch acquisition, total loans increased $8,660,000, or 3.0%, to $301,965,000 at December 31, 2011 from $293,305,000 at December 31, 2010. The current economic environment has continued to keep many current and potential clients from engaging in any new borrowings. As demonstrated in the preceding table, increases occurred in all loan categories except for real estate – non-residential mortgage. The most significant increases based on dollar amounts during 2011 occurred in the real estate – residential mortgage category which increased $13,182,000, or 11.5%, primarily as a result of the HSL branch acquisition. The increase was offset by the Bank continuing to actively sell new fixed rate mortgages in the secondary market in 2011, primarily to help manage interest rate risk, as newly-originated 15-30 year fixed rate mortgages are being sold at historically low interest rates. The commercial, financial, and agricultural loan category increased $7,387,000, or 34.2%, as a result of increased lines of credit in the commercial and agricultural categories, and an increase in the floor plan activity. The consumer loan category increased $527,000, or 4.9%, which mainly resulted from the HSL branch acquisition. The real estate – construction category increased $1,153,000, or 28.2%, and credit cards increased $99,000, or 3.8%. The increases were offset by the real estate – non-residential mortgage category decreasing $13,688,000, or 9.8%, due to soft loan demand, borrowers paying down debt, loans being charged down, and loans being placed on nonaccrual.

OTHER REAL ESTATE OWNED

During 2011, other real estate owned (OREO) increased $434,000 to $1,877,000 at December 31, 2011, compared to $1,443,000 at December 31, 2010. The net effect of OREO sales and write-downs of properties held in OREO at December 31, 2011, resulted in an overall loss on sale or write-down of OREO of $141,000.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2011 increased $117,680,000, or 30.6%, compared to December 31, 2010. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2011	**2010**	**Percent Change**
	(Dollars in thousands)		
Demand non-interest bearing	$ 77,056	$ 61,409	25.5%
Savings, NOW, and money market deposits	231,182	189,412	22.1%
Time deposits	193,599	133,336	45.2%
Total deposits	501,837	384,157	30.6%
Federal funds purchased and securities sold under repurchase agreements	40,861	20,989	94.7%
Borrowed funds	18,500	25,500	(27.5)%
Total deposits and other interest-bearing liabilities	$561,198	$430,646	30.3%

Demand non-interest bearing and savings, NOW, and money market deposits, time deposits, and federal funds purchased and securities sold under repurchase agreements increased and borrowed funds decreased in 2011. Borrowed funds decreased $7,000,000, due to borrowings that matured during 2011, but was partially offset by the Corporation's borrowing of $6,000,000 from a correspondent bank to assist in the branch acquisition. The increases in demand non-interest bearing deposits of $15,647,000, the increase in savings, NOW, and money market deposits of $41,770,000, and the increase in time deposits of $59,161,000 resulted mostly from the Bank's branch acquisition and the Bank's continued focus on the continuation of building strong relationships with its clients, as well as the continued change in savings patterns to more liquid deposit categories experienced throughout the industry. Federal funds purchased and securities sold under repurchase agreements increased $19,872,000, or 94.7%, due to the influx of cash from our client base during 2011.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity is summarized in the following table at December 31:

	2011	2010
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	179	179
Retained earnings	42,662	40,050
Accumulated other comprehensive income	4,341	507
Treasury stock	(8,225)	(8,149)
Total stockholders' equity	$62,883	$56,513

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2011, the Bank held $225,282,000 of available-for-sale securities with a net unrealized gain of $4,341,000, net of income taxes. This compares to available-for-sale securities of $140,279,000 at December 31, 2010, with a net unrealized gain of $507,000, net of income taxes. The $3,834,000 increase in accumulated other comprehensive income was the result of customary and expected fluctuations in the bond market related to changes in interest rates during 2011. Management does not believe that any of the Bank's investment securities holdings are in a permanent unrealized loss position at December 31, 2011 or 2010. However, during 2011 the Bank did have an OTTI charge to one security that resulted in a write down of $394,000. This was a result of one municipal bond that deteriorated during 2011. The Bank has worked with the bond issuer to reduce the contractual payments to allow positive cash flow going forward, and the Bank continues to monitor this issue but believes the bond is currently at its fair market value.

Treasury stock repurchased amounts at December 31, 2011 increased $76,000, or .9%, as compared to December 31, 2010. During 2011, Croghan repurchased 3,000 of its outstanding shares at an average price of $25.15 per share, all of which were maintained in treasury stock at December 31, 2011.

Bank holding companies, including Croghan, are subject to minimum capital requirements established by the Federal Reserve Board. Additionally, all insured depository institutions, including the Bank, are subject to the Federal Reserve Board's capital classification system that assigns institutions into one of the following categories: well capitalized, adequately capitalized, or undercapitalized. Failure of a bank or bank holding company to meet the adequately capitalized or minimum capital standards may result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on an institution's financial statements.

The Federal Reserve Board's minimum Tier I risk-based and total risk-based capital ratios established for bank holding companies are 4% and 8%, respectively. At December 31, 2011, Croghan had a Tier I risk-based capital ratio of 12.1%, a total risk-based capital ratio of 13.3%, and Tier 1 capital to average assets ratio of 8.4%. To be considered "well capitalized" under prompt corrective action provisions, a bank must have a Tier I risk-based capital ratio of at least 6%, a total capital ratio of at least 10%, and Tier 1 capital to average assets ratio of 5%. At December 31, 2011, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 13.7%, a total risk-based capital ratio of 14.9%, and a Tier 1 capital to average assets ratio of 9.6%. A detailed analysis of the capital amounts and related capital ratios for Croghan and the Bank is included in Note 18 to the Consolidated Financial Statements. Management believes that, as of December 31, 2011 and 2010, Croghan and the Bank met all applicable capital adequacy requirements.

LIQUIDITY

The Bank's primary sources of liquidity are derived from its core deposit base and stable stockholders' equity position. Secondary liquidity is provided by adjusting the daily federal funds sold position (when available), by actively managing the investment portfolio, and by adjusting federal funds purchased (borrowed) under established lines of credit from correspondent banks. At December 31, 2011, the Bank had established lines of credit with two correspondent banks to purchase federal funds, which are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2011 totaled $183,000. The Bank had no federal funds purchased at December 31, 2011 and 2010. The Bank had additional borrowing capacity of $78,357,000 available from the Federal Home Loan Bank of Cincinnati. These funds can be drawn upon subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

LIQUIDITY (CONTINUED)

Additionally, the Bank maintains a portion of its assets in liquid form to meet anticipated client loan demands and to fund possible deposit account outflows. At December 31, 2011, liquid assets in the form of cash and cash equivalents totaled $60,093,000, or 9.5%, of total assets. The Bank also had $225,282,000 of available-for-sale securities which management has no current plans of selling, but could provide liquidity should the need arise. Management believes these liquid assets, as well as a staggered maturity schedule for other borrowings, principal pay downs within the investment portfolio, and cash flow from loan repayments provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan, primarily the need to pay quarterly cash dividends to stockholders, are funded by upstream-dividends from the Bank. Dividends to the holding company from the Bank totaled $2,317,000 in 2011, $3,101,000 in 2010, and $2,300,000 in 2009. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions, provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had $3,417,000 available for dividends on January 1, 2012 and projects adequate income throughout 2012 to support Croghan's cash dividends to stockholders.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate-pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). ALCO, and the associated Asset/Liability Management Policy, seeks to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2011. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. The Bank has historically applied interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. In 2010, the Bank added 300 and 400 (up and down) shocks to its net interest income to further its monitoring process. As a continuation from 2009, interest rates were still below 1.0% at December 31, 2011, resulting in the sensitivity analysis not being able to be performed with respect to a negative change in market rates.

INTEREST RATE RISK (CONTINUED)

The following presents the potential sensitivity in the Bank's net interest income for a 100, 200, 300, and 400 basis-point (i.e., 1.0%, 2.0%, 3.0%, and 4.0%) change in market interest rates and the potential sensitivity in the present value of the Bank's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates (dollars in thousands):

	December 31, 2011 Change in Dollars ($)	Change in Percent (%)	ALCO Guidelines For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of +100 Basis Points	(170)	(.4)	(5.0)
For a Change of –100 Basis Points	N/A	N/A	5.0
For a Change of +200 Basis Points	1,220	3.0	(7.5)
For a Change of –200 Basis Points	N/A	N/A	7.5
For a Change of +300 Basis Points	2,734	6.8	(10.0)
For a Change of –300 Basis Points	N/A	N/A	10.0
For a Change of +400 Basis Points	4,151	10.4	(15.0)
For a Change of –400 Basis Points	N/A	N/A	15.0
Impact on the Net Present Value of Equity			
For a Change of +200 Basis Points	(10,314)	(14.1)	(20.0)
For a Change of –200 Basis Points	N/A	N/A	20.0

The projected volatility of net interest income and the net present value of equity at December 31, 2011 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2011 (dollars in thousands):

		Amount of Commitment to Expire Per Period			
Type of Commitment	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Commercial lines of credit	$38,093	$34,209	$3,775	$ 109	$ -
Real estate lines of credit	28,516	1,841	1,911	3,290	21,474
Consumer lines of credit	176	176	-	-	-
Credit card lines of credit	10,008	10,008	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$76,793	$46,234	$5,686	$3,399	$21,474

Croghan had $76,793,000 in total loan commitments at December 31, 2011, including $46,234,000 expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted below, since Croghan requires that each letter of credit be supported by a loan agreement. Commercial and consumer lines represent both unsecured and secured obligations. Real estate lines are secured by mortgages on residential and non-residential property. Credit card lines are made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly credit card lines, which represent the maximum amount available to all cardholders. Additionally, $29,284,000 of the commercial lines are due on demand, with many of those lines established for seasonal operating purposes.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

The following summarizes Croghan's other contractual obligations as of December 31, 2011 (dollars in thousands):

		Payments Due by Period			
Contractual Obligations	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Long-term debt	$18,500	$3,595	$7,343	$2,562	$5,000
Capital leases	-	-	-	-	-
Operating leases	171	52	119	-	-
Unconditional purchase obligations	-	-	-	-	-
Other	748	-	-	-	748
Total Obligations	$19,419	$3,647	$7,462	$7,562	$5,748

Long-term debt represents borrowings from the Federal Home Loan Bank of Cincinnati ("FHLB") which requires payment of interest on a monthly basis with principal due at maturity and a borrowing from Great Lakes Bankers Bank ("GLBB") which requires quarterly interest and principal repayments. The obligations at the FHLB are at fixed interest rates and stipulate a prepayment penalty if the respective note's interest rate exceeds the current market rate for similar borrowings at the time of prepayment. As notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to pay off or renew the notes. The evaluation process typically includes: the strength of current and projected client loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and client demand for Croghan's deposit product offerings.

Croghan had no capital leases or unconditional purchase obligations as of December 31, 2011. Additionally, obligations pertaining to deposits or federal funds purchased and securities sold under repurchase agreements are not included. Croghan's operating lease obligations include the Port Clinton banking center, located in a retail supermarket in the Knollcrest Shopping Center, and an ATM site north of Fremont. Croghan also has various future operating lease obligations aggregating $171,000 at December 31, 2011 for photocopying and mail processing equipment which are not included in the table.

The "Other" contractual obligations totaling $748,000 represent projected payments for the periods indicated to various participants and their designated beneficiaries in the Bank's various supplemental retirement benefit plans. Of this amount, $199,000 has been accrued as a liability as of December 31, 2011.

IMPACT OF RECENT ACCOUNTING STANDARDS

A summary of new accounting standards adopted or subject to adoption in 2011, as well as newly-issued but not effective accounting standards at December 31, 2011, is presented in Notes 2 and 24, respectively, to the Consolidated Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices for the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision in the near term as new information becomes available. Additionally, management has identified the determination of the value of goodwill, fair value of securities, and other financial instruments as accounting areas that require complex estimates, assumptions, and judgments.

As noted in the section entitled "Provision for Loan Losses and the Allowance for Loan Losses", Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of nonperforming loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current and future local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

A goodwill evaluation is performed as of July 1 of each year. The evaluation process provides data to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. To date, none of Croghan's goodwill evaluations have revealed the need for an impairment charge. On July 1, 2009, Croghan had an independent valuation specialist assess its goodwill. The assessment supported management's internal assessments that no impairment adjustments to goodwill were warranted. Management performed an internal goodwill assessment during 2010 and 2011 and does not believe that any significant conditions have changed relating to the goodwill impairment through December 31, 2011.

The Corporation reviews securities prices and fair value estimates of other financial instruments supplied by an independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. The Corporation's securities portfolio primarily consists of U.S. Government agencies and political subdivision obligations. Pricing for such instruments is typically based on models with observable inputs. From time to time, the Corporation will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from other third-party sources or derived using internal models. The Corporation also considers the reasonableness of inputs for financial instruments that are priced using unobservable inputs.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Croghan Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting of Croghan Bancshares, Inc. and its subsidiary (the "Corporation") includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer and our Treasurer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth for effective internal control over financial reporting as described in the "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Corporation's system of internal control over financial reporting is effective as of December 31, 2011.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.

Rick M. Robertson
President and Chief Executive Officer

Kendall W. Rieman
Treasurer

February 10, 2012

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

CliftonLarsonAllen

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

Toledo, Ohio
March 29, 2012

Member of HLB International

CROGHAN BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2011	December 31, 2010
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS	$ 60,093	$ 21,856
SECURITIES		
Available-for-sale, at fair value	225,282	140,279
Held-to-maturity, at amortized cost, fair value of $505 in 2010	-	500
Restricted stock	3,844	3,844
Total securities	229,126	144,623
LOANS	301,965	293,305
Less: Allowance for loan losses	4,778	4,955
Net loans	297,187	288,350
PREMISES AND EQUIPMENT, NET	8,215	6,613
CASH SURRENDER VALUE OF LIFE INSURANCE	10,766	11,357
GOODWILL	14,675	10,430
CORE DEPOSIT INTANGIBLE ASSET, NET	1,327	115
ACCRUED INTEREST RECEIVABLE	2,485	1,980
OTHER REAL ESTATE OWNED	1,877	1,443
OTHER ASSETS	3,900	2,960
TOTAL ASSETS	$629,651	$489,727
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 77,056	$ 61,409
Savings, NOW, and Money Market deposits	231,182	189,412
Time	193,599	133,336
Total deposits	501,837	384,157
Federal funds purchased and securities sold under repurchase agreements	40,861	20,989
Borrowed funds	18,500	25,500
Dividends payable	535	536
Other liabilities	5,035	2,032
Total liabilities	566,768	433,214
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 6,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	179	179
Retained earnings	42,662	40,050
Accumulated other comprehensive income	4,341	507
Treasury stock, 240,729 shares in 2011 and 237,729 shares in 2010, at cost	(8,225)	(8,149)
Total stockholders' equity	62,883	56,513
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$629,651	$489,727

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31, 2011	2010	2009
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$16,632	$18,156	$20,305
Securities:			
Obligations of U.S. Government agencies and corporations	2,536	2,640	2,311
Obligations of states and political subdivisions	2,254	1,703	1,064
Other	188	215	220
Deposits in other banks	12	25	26
Total interest income	21,622	22,739	23,926
INTEREST EXPENSE			
Deposits	2,620	3,728	4,842
Other borrowings	735	1,357	1,433
Total interest expense	3,355	5,085	6,275
Net interest income	18,267	17,654	17,651
PROVISION FOR LOAN LOSSES	775	1,675	3,000
Net interest income, after provision for loan losses	17,492	15,979	14,651
NON-INTEREST INCOME			
Trust income	1,076	1,026	898
Service charges on deposit accounts	1,444	1,460	1,491
Gain on sale of loans	154	282	289
Loss on write-down of securities	(394)	-	-
Gain on sale of securities	149	11	-
Other	1,039	1,001	910
Total non-interest income	3,468	3,780	3,588
NON-INTEREST EXPENSES			
Salaries, wages, and employee benefits	8,384	8,271	7,574
Occupancy of premises	851	838	834
Amortization of core deposit intangible asset	58	58	57
Other operating	5,715	5,565	5,716
Total non-interest expenses	15,008	14,732	14,181
Income before federal income taxes	5,952	5,027	4,058
FEDERAL INCOME TAXES	1,198	1,003	952
NET INCOME	$ 4,754	$ 4,024	$ 3,106
NET INCOME PER SHARE, based on 1,673,775 shares in 2011 1,692,307 shares in 2010 1,719,509 shares in 2009	$ 2.84	$ 2.38	$ 1.81

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2011, 2010, and 2009

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2008	**$23,926**	**$179**	**$37,281**	**$ 471**	**$(7,038)**	**$54,819**
Comprehensive income:						
Net income	-	-	3,106	-	-	3,106
Change in net unrealized gain, net of related income taxes	-	-	-	573	-	573
Total comprehensive income						3,679
Purchase of 6,981 treasury shares	-	-	-	-	(171)	(171)
Cash dividends declared, $1.28 per share	-	-	(2,200)	-	-	(2,200)
BALANCE AT DECEMBER 31, 2009	**23,926**	**179**	**38,187**	**1,044**	**(7,209)**	**56,127**
Comprehensive income:						
Net income	-	-	4,024	-	-	4,024
Change in net unrealized gain, net of related income taxes	-	-	-	(537)	-	(537)
Total comprehensive income						3,487
Purchase of 37,497 treasury shares	-	-	-	-	(940)	(940)
Cash dividends declared, $1.28 per share	-	-	(2,161)	-	-	(2,161)
BALANCE AT DECEMBER 31, 2010	**23,926**	**179**	**40,050**	**507**	**(8,149)**	**56,513**
Comprehensive income:						
Net income	-	-	4,754	-	-	4,754
Change in net unrealized gain, net of related income taxes	-	-	-	3,834	-	3,834
Total comprehensive income						8,588
Purchase of 3,000 treasury shares	-	-	-	-	(76)	(76)
Cash dividends declared, $1.28 per share	-	-	(2,142)	-	-	(2,142)
BALANCE AT DECEMBER 31, 2011	**$23,926**	**$179**	**$42,662**	**$4,341**	**$(8,225)**	**$62,883**

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2011	2010	2009
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,754	$ 4,024	$ 3,106
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	823	846	975
Provision for loan losses	775	1,675	3,000
Deferred federal income taxes	(55)	(303)	(441)
Gain on sale of loans	(154)	(282)	(289)
Net loss on sale or write-down of other real estate owned	141	30	24
(Increase) in cash value of life insurance	(301)	(411)	(345)
Gain on life insurance proceeds	(204)	-	-
Net amortization of security premiums and discounts	2,356	1,196	314
Provision for deferred compensation	-	2	8
Gain on sale of securities	(149)	(11)	-
Write-down of securities	394	-	-
Gain on disposal of premises	-	-	(39)
Proceeds from sale of loans, net of originations	115	201	180
Decrease (increase) in accrued interest receivable	(444)	(123)	17
Decrease in other assets	(803)	(116)	(1,767)
Increase (decrease) in other liabilities	946	(345)	175
Net cash provided by operating activities	8,194	6,383	4,918
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	36,342	24,093	23,036
Proceeds from sales of available-for-sale securities	4,005	1,996	-
Proceeds from sale of other real estate owned	1,125	1,738	82
Proceeds from disposal of premises and equipment	-	-	67
Purchases of available-for-sale securities	(121,643)	(62,573)	(59,523)
Proceeds from branch acquisition	83,496	-	-
Purchase of restricted stock	-	-	(115)
Net decrease in loans	10,000	29,145	20,953
Additions to premises and equipment	(544)	(515)	(621)
Net cash provided (used in) by investing activities	12,781	(6,116)	(16,121)

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	2011	2010	2009
	Years ended December 31,		
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 6,608	$13,438	$25,642
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	19,872	4,614	(976)
Borrowed funds:			
Proceeds	6,000	-	2,000
Repayments	(13,000)	(10,000)	(6,000)
Cash dividends paid	(2,142)	(2,174)	(2,202)
Purchase of treasury stock	(76)	(940)	(171)
Payment of deferred compensation	-	(73)	(498)
Net cash provided by financing activities	17,262	4,865	17,795
NET INCREASE IN CASH AND CASH EQUIVALENTS	38,237	5,132	6,592
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,856	16,724	10,132
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 60,093	$21,856	$16,724
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 3,572	$ 6,314	$ 7,094
Federal income taxes	$ 1,210	$ 1,641	$ 1,400
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ 1,974	$ 276	$ (296)
Non-cash investing activity:			
Change in net unrealized gain on available-for-sale securities	$ 5,809	$ 813	$ 869
Non-cash operating and investing activity:			
Transfer of loans to other real estate owned	$ 1,700	$ 881	$ 2,142

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the State of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, Port Clinton, and Tiffin Ohio. The Bank's primary source of revenue is providing loans to clients primarily located in Sandusky County, Seneca County, Ottawa County, Wood County, and the northwest portion of Huron County, which includes Bellevue, Monroeville, and Norwalk. Such clients are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

Use of Estimates in Preparing Financial Statements

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill, fair value of securities, and other financial instruments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its clients are not included in the consolidated balance sheets as such items are not assets of the Bank.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

Restrictions on Cash

The Bank was required to have $275,000 of non-interest bearing cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2011 and 2010.

Securities

The Bank has designated substantially all securities as available-for-sale. The Bank had one security at December 31, 2010 designated as held-to-maturity, which was carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities, principally using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary ("OTTI") and are reflected in earnings as realized losses. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the intent to sell the investment securities and the more likely than not requirement that the Corporation will be required to sell the investment securities prior to recovery, (2) the length of time and extent to which the fair value has been less than cost, and (3) the financial condition and near-term prospects of the issuer. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of OTTI will occur in the near term and that such changes could be material to the amounts reported in the Corporation's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted stock consists primarily of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are recorded on the trade date, using the specific identification method, and are included in non-interest income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Personal loans are typically charged-off no later than 120 days past due and credit card loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and secondary components. For loans that are classified as impaired, a specific reserve is established when the discounted cash flow (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers classified (i.e., substandard or special mention) loans which are not impaired, as well as non-classified loans and is generally based on historical loss experience adjusted for qualitative factors. The secondary component is maintained to cover economic and other external factors that could affect management's estimate of probable losses and considers the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed primarily using the straight-line method.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance is carried at the cash value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

Goodwill, Core Deposit Intangible, and Other Intangible Assets

Goodwill, resulting from the 1996 purchase of Union Bancshares Corp., the 2005 purchase of The Custar State Bank, and the 2011 purchase of four branches from The Home Savings and Loan Company of Youngstown, Ohio ("HSL") are tested for impairment at least annually to determine if an impairment loss has occurred. The core deposit intangible asset arising from the 2005 purchase of The Custar State Bank is being amortized over an eight-year period on a straight-line basis, and the core deposit intangible asset arising from the 2011 purchase of HSL branch acquisition is being amortized over a ten year sum of digits amortization schedule. Estimated future amortization of the core deposit intangible assets is as follows: 2012, $400,000; 2013, $272,000; 2014, $211,000; 2015, $159,000; 2016, $115,000; and $170,000 thereafter. The fair market value adjustment of the purchased CD deposits will be accreted on a straight-line basis over two years, and estimated future accretion of the fair market value adjustment is $551,000 in 2012 and $551,000 in 2013. The loan discount that resulted from the HSL acquisition will be accreted to income over a five year straight-line schedule with estimated income of $39,000 annually through 2016.

Other Real Estate Owned

Assets acquired through or in lieu of foreclosure are initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expenses, as are gains or losses upon sale and expenses related to maintenance of the properties.

Servicing

Mortgage servicing rights are recognized as an asset when acquired through sale of loans. Capitalized servicing rights are reported in other assets and amortized to expense in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Mortgage servicing rights are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Fair value is determined based upon estimated discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Servicing fee income is recorded for fees earned for servicing loans and is included in other operating income, net of amortization of mortgage servicing rights.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Supplemental Retirement Benefits

Annual provisions are made for the estimated liability for accumulated supplemental retirement benefits under agreements with various officers and employees. These provisions are determined based on the terms of the agreements, as well as certain assumptions including estimated service periods and discount rates.

Advertising Costs

All advertising costs are expensed as incurred.

Federal Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50% or less. Interest and penalties resulting from the filing of income tax returns is a component of income tax expenses.

The Bank is not currently subject to state and local income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Per Share Data

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. Dividends per share are based on the number of shares outstanding at the declaration date.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY DEVELOPMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which provides amendments to Accounting Standards Codification (ASC) 820-10. This standard enhanced information reported to users of the financial statements by providing additional disclosures about the fair value measurements. This standard was effective for the Corporation as of January 1, 2010; except for the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have an impact on the Corporation's financial position or results of operations.

In July 2010, the FASB issued ASU 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. The new guidance increased disclosures made about the credit quality of loans and the allowance for credit losses. The disclosures provide additional information about the nature of credit risk inherent in the Corporation's loans, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for loan losses. The requirements were generally effective for the Corporation's year ended December 31, 2010 and the appropriate required disclosures were made in the consolidated financial statements. In January 2011, the FASB issued ASU 2011-01 delaying the effective date of the disclosures in ASU 2010-20 related to troubled debt restructuring until the second quarter of 2011 when FASB issued ASU 2011-02, *A Creditors Determination of whether a Restructuring Is a Troubled Debt Restructuring*. ASU 2011-02 provided clarification when a loan modification or restructuring is considered a troubled debt restructuring and required reconsideration based on the clarification for loan modifications and restructuring occurring after January 1, 2011. The adoption of ASU 2011-02 did not have a material impact on the Corporation's consolidated financial statements.

NOTE 3 - BRANCH ACQUISITION

On August 31, 2011, the Bank entered into an agreement to purchase four branch offices of The Home Savings and Loan ("HSL") Company of Youngstown, Ohio, located in Fremont, Clyde, and Tiffin, Ohio. Under the terms of the agreement, the Bank assumed all related deposits and purchased the related branch premises and certain loans. The transaction was completed on December 16, 2011, with assets acquired and deposits assumed being recorded at their estimated fair values as follows:

	(Dollars in thousands)
Cash	$ 83,496
Loans	21,502
Bank premises and equipment	1,801
Goodwill	4,245
Core deposit intangible asset	1,269
Other assets	71
Total assets acquired	$112,384
Deposits assumed	$111,072
Other liability – payable to seller	1,312
Total liabilities assumed	$112,384

NOTE 3 - BRANCH ACQUISITION (CONTINUED)

The payable to seller represents the changes in the amounts of certain assets acquired and liabilities assumed between the final settlement date and December 16, 2011, the actual closing (transfer) date. Under the terms of the agreement, a final closing statement was prepared within 30 days and returned on January 15, 2012, and the Bank will make final payment to the seller based on the final closing statement.

On December 16, 2011, the contractual balance of loans transferred was $21,697,000, and the contractual balance of deposits transferred was $109,970,000. Loans acquired include residential real estate and consumer loans secured by real estate and personal property that management determined to be risk graded as a pass rated loan as defined in Note 6.

The operating results of the acquired branches subsequent to the closing are included in the Corporation's consolidated financial statements. The core deposit intangible asset will be amortized on a sum of digits basis over a period of ten years, the CD market valuation will be amortized on a straight-line basis over a two year period, and the discounted loan market valuation will be accreted to income on a straight-line basis over a five year period.

Goodwill of $4,245,000 arose in the acquisition of the HSL branches because consideration paid effectively included amounts relating to the benefit of expected synergies, revenue growth, and future market development. These benefits are not recognized separately from goodwill because they do not meet the recognition requirement for identifiable intangible assets. All goodwill arising from this acquisition is expected to be deductible for tax purposes on a straight-line basis over a 15 year period.

The excess cash in the transaction was used to increase the Bank's investment portfolio and cash balances. Going forward, excess cash will be used in the form of continued investment growth and to fund anticipated loan growth.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2011 and 2010 were as follows:

	2011	2010
	(Dollars in thousands)	
Cash and due from banks	$21,787	$15,592
Interest-bearing deposits in other banks	38,306	6,264
Total	$60,093	$21,856

NOTE 5 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2011 and 2010 were as follows:

	2011		2010	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$135,929	$137,244	$ 81,845	$ 83,006
Obligations of states and political subdivisions	82,426	87,688	57,316	56,923
Other	350	350	350	350
Total available-for-sale	218,705	225,282	139,511	140,279
Held-to-maturity – corporate debt obligation	-	-	500	505
Restricted stock	3,844	3,844	3,844	3,844
Total	$222,549	$229,126	$143,855	$144,628

A summary of gross unrealized gains and losses on securities at December 31, 2011 and 2010 follows:

	2011		2010	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$2,142	$827	$1,558	$ 396
Obligations of states and political subdivisions	5,264	2	725	1,119
Total available-for-sale	7,406	829	2,283	1,515
Held-to-maturity – corporate debt obligation	-	-	5	-
Total	$7,406	$829	$2,288	$1,515

The amortized cost and fair value of securities at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale	
	Amortized cost	Fair value
	(Dollars in thousands)	
Due in one year or less	$ 5,137	$ 5,178
Due after one year through five years	17,064	17,893
Due after five years through ten years	39,430	42,558
Due after ten years	156,724	159,303
Other equity security having no maturity date	350	350
Total	$218,705	$225,282

NOTE 5 – SECURITIES (CONTINUED)

Securities with a carrying value of $79,092,006 at December 31, 2011 and $99,389,000 at December 31, 2010 were pledged to secure public deposits and for other purposes as required or permitted by law.

Restricted stock primarily consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $2,551,000 at December 31, 2011 and 2010. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $1,118,000 at December 31, 2011 and 2010.

Gross gains realized from sales of securities available-for-sale amounted to $149,000 in 2011 and $11,000 in 2010, with the income tax provision applicable to such gains amounting to $51,000 and $4,000, respectively. There was no loss on sale of securities in 2011 or 2010. There were no gross gains or losses realized from sales of securities available-for-sale for 2009.

The following presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

	Securities in a continuous unrealized loss position					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
			(Dollars in thousands)			
2011						
Obligations of U.S. Government agencies and corporations	$ 510	$42,773	$317	$9,223	$ 827	$51,996
Obligations of states and political subdivisions	2	515	-	-	2	515
Total temporarily impaired securities	$ 512	$43,288	$317	$9,223	$ 829	$52,511
2010						
Obligations of U.S. Government agencies and corporations	$ 351	$24,777	$ 45	$3,116	$ 396	$27,893
Obligations of states and political subdivisions	1,119	27,145	-	-	1,119	27,145
Total temporarily impaired securities	$1,470	$51,922	$ 45	$3,116	$1,515	$55,038

At December 31, 2011, there were 38 securities in an unrealized loss position, with eight being in a continuous unrealized loss position for twelve months or more. When evaluating these securities for impairment, management considers the issuer's financial condition, whether the securities are issued by federally-sponsored government agencies or political subdivisions, whether downgrades by the bond rating agencies have occurred, industry analyst reports, and volatility in the bond market. Management has concluded that the unrealized losses as of December 31, 2011 were primarily the result of customary and expected fluctuations in the bond market related to changes in interest rates. As management has the ability and intent to hold debt securities until recovery and meets the more likely than not requirement regarding the ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value for securities classified as available-for-sale, all security impairments as of December 31, 2011 are considered temporary.

In 2011, the Bank had write downs from an OTTI security of $394,000. This was the result of one municipal security that the Bank continues to monitor.

NOTE 6 - LOANS

Loans at December 31, 2011 and 2010 consisted of the following:

	2011	2010
	(Dollars in thousands)	
Commercial, financial, and agricultural	$ 28,963	$ 21,576
Real estate:		
Residential	127,450	114,268
Non-residential	126,415	140,103
Construction	5,237	4,084
Consumer	11,203	10,676
Credit card	2,697	2,598
Total	$301,965	$293,305

Fixed-rate loans amounted to $109,344,000 at December 31, 2011 and $97,789,000 at December 31, 2010.

The following presents the balances in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

2011	Commercial	Residential real estate	Non-residential real estate	Construction real estate	Consumer	Credit card	Total
			(Dollars in thousands)				
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ -	$ 496	$ 646	$ 53	$ -	$ -	$ 1,195
Collectively evaluated for impairment	615	1,409	1,280	126	84	69	3,583
Total	$ 615	$ 1,905	$ 1,926	$ 179	$ 84	$ 69	$ 4,778
Loans:							
Loans individually evaluated for impairment	$ 685	$ 2,912	$ 11,220	$1,059	$ -	$ -	$ 15,876
Loans collectively evaluated for impairment	28,278	124,538	115,195	4,178	11,203	2,697	286,089
Total	$28,963	$127,450	$126,415	$5,237	$11,203	$2,697	$301,965

NOTE 6 - LOANS (CONTINUED)

2010	Commercial	Residential real estate	Non-residential real estate	Construction real estate	Consumer	Credit card	Total
		(Dollars in thousands)					
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 39	$ 338	$ 377	$ 210	$ -	$ -	$ 964
Collectively evaluated for impairment	503	1,519	1,672	137	85	75	3,991
Total	$ 542	$ 1,857	$ 2,049	$ 347	$ 85	$ 75	$ 4,955
Loans:							
Loans individually evaluated for impairment	$ 238	$ 2,108	$ 12,030	$1,665	$ -	$ -	$ 16,041
Loans collectively evaluated for impairment	21,338	112,160	128,073	2,419	10,676	2,598	277,264
Total	$21,576	$114,268	$140,103	$4,084	$10,676	$2,598	$293,305

NOTE 6 - LOANS (CONTINUED)

The following represents loans individually evaluated for impairment by class of loans as of December 31, 2011 and 2010:

	2011			2010		
	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated
	(Dollars in thousands)					
With no related allowance recorded:						
Agricultural loans	$ -	$ -	$ -	$ -	$ -	$ -
Commercial loans	630	630	-	116	116	-
Commercial overdraft LOC	55	55	-	-	-	-
Commercial non-profit/political subdivisions	-	-	-	-	-	-
Open-end home equity	19	19	-	24	24	-
1 – 4 family real estate (1st mortgages)	873	863	-	407	397	-
1 – 4 family real estate (Jr. mortgages)	77	77	-	-	-	-
Multifamily real estate	-	-	-	-	-	-
Farm real estate	-	-	-	-	-	-
Non-farm/non-residential real estate	8,246	8,246	-	9,215	9,149	-
Construction real estate	-	-	-	-	-	-
Consumer loans – vehicle	-	-	-	-	-	-
Consumer overdraft LOC	-	-	-	-	-	-
Consumer loans:						
Mobile home	-	-	-	-	-	-
Home improvement	-	-	-	-	-	-
Other	-	-	-	-	-	-
MasterCard/VISA	-	-	-	-	-	-
With an allowance recorded:						
Agricultural loans	-	-	-	-	-	-
Commercial loans	-	-	-	58	58	9
Commercial overdraft LOC	-	-	-	64	64	30
Commercial non-profit/political subdivisions	-	-	-	-	-	-
Open-end home equity	-	-	-	48	17	6
1 – 4 family real estate (1st mortgages)	2,097	1,818	433	1,683	1,548	300
1 – 4 family real estate (Jr. mortgages)	135	135	63	122	122	32
Multifamily real estate	-	-	-	-	-	-
Farm real estate	-	-	-	-	-	-
Non-farm/non-residential real estate	3,395	2,974	646	3,484	2,881	377
Construction real estate	1,059	1,059	53	1,845	1,665	210
Consumer loans – vehicle	-	-	-	-	-	-
Consumer overdraft LOC	-	-	-	-	-	-
Consumer loans:						
Mobile home	-	-	-	-	-	-
Home Improvement	-	-	-	-	-	-
Other	-	-	-	-	-	-
MasterCard/VISA	-	-	-	-	-	-
Total	$16,586	$15,876	$1,195	$17,066	$16,041	$964

NOTE 6 - LOANS (CONTINUED)

Croghan categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank uses the following definitions for risk ratings:

- **Special Mention** – Loans classified special mention possess some credit deficiency or potential weakness that deserves close attention, but do not yet warrant substandard classification. Such loans pose unwarranted financial risk that, if not corrected, could weaken the loan and increase risk of losses in the future.

- **Substandard** – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are categorized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- **Doubtful** – Loans classified as doubtful have all of the weaknesses of those classified as substandard. Additionally, however, these weaknesses make collection or liquidation in full based on existing conditions improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. The following presents loans as of December 31, 2011 and 2010 that are collectively evaluated for impairment and are considered not impaired. Investments in each category found below do not include loans that are deemed impaired and analyzed individually for impairment which were presented previously:

2011	Pass	Special mention	Sub-standard	Doubtful	Not rated
		(Dollars in thousands)			
Agricultural loans	$ 3,207	$ -	$ -	$ -	$ -
Commercial loans	23,596	192	10	-	-
Commercial overdraft LOC	-	-	-	-	353
Commercial non-profit/political subdivisions	920	-	-	-	-
Open-end home equity	26,879	449	268	-	-
1 – 4 family real estate (1st mortgages)	83,743	1,233	2,250	-	-
1 – 4 family real estate (Jr. mortgages)	9,416	-	300	-	-
Multifamily real estate	5,973	-	2,856	-	-
Farm real estate	8,645	47	-	-	-
Non-farm/non-residential real estate	80,391	12,279	5,004	-	-
Construction real estate	3,220	-	958	-	-
Consumer loans – vehicle	3,408	3	5	-	-
Consumer overdraft LOC	-	-	-	-	236
Consumer loans:					
Mobile home	706	18	-	-	-
Home improvement	194	-	-	-	-
Other	6,577	36	20	-	-
MasterCard/VISA	-	-	-	-	2,697
Total	$256,875	$14,257	$11,671	$ -	$3,286

NOTE 6 - LOANS (CONTINUED)

2010	Pass	Special mention	Sub-standard	Doubtful	Not rated
		(Dollars in thousands)			
Agricultural loans	$ 2,366	$ -	$ -	$ -	$ -
Commercial loans	17,407	143	249	-	-
Commercial overdraft LOC	-	-	-	-	268
Commercial non-profit/political subdivisions	906	-	-	-	-
Open-end home equity	22,301	165	229	-	-
1 – 4 family real estate (1st mortgages)	78,982	2,700	3,399	-	-
1 – 4 family real estate (Jr. mortgages)	4,103	61	219	-	-
Multifamily real estate	9,771	-	2,994	-	-
Farm real estate	8,579	64	79	-	-
Non-farm/non-residential real estate	94,428	4,218	7,941	-	-
Construction real estate	1,221	224	973	-	-
Consumer loans – vehicle	2,414	13	9	-	-
Consumer overdraft LOC	-	-	-	-	172
Consumer loans:					
Mobile home	706	7	-	-	-
Home improvement	103	-	-	-	-
Other	7,160	43	49	-	-
MasterCard/VISA	-	-	-	-	2,598
Total	$250,447	$7,638	$16,141	$ -	$3,038

The Bank's investment in impaired loans, including troubled debt restructurings, amounted to $9,498,000 at December 31, 2011 and $8,792,000 at December 31, 2010. The following is provided with respect to impaired loans:

	2011	2010	2009
	(Dollars in thousands)		
Average investment in impaired loans	$9,425	$6,392	$7,396
Interest income recognized on impaired loans	$ 281	$ 345	$ 237
Interest income recognized on a cash basis on impaired loans	$ 33	$ 36	$ 33

NOTE 6 - LOANS (CONTINUED)

The following presents the recorded investment by class of loans which are not on nonaccrual and have collectively been evaluated for impairment as of December 31, 2011 and 2010.

2011	30 – 89 days past due	90+ days past due	Total past due (Dollars in thousands)	Not past due	Total
Agricultural loans	$ -	$ -	$ -	$ 3,207	$ 3,207
Commercial loans	16	-	16	23,782	23,798
Commercial overdraft LOC	-	-	-	353	353
Commercial non-profit/political subdivisions	-	-	-	920	920
Open-end home equity	213	91	304	27,293	27,597
1 – 4 family real estate (1st mortgages)	2,046	566	2,612	84,614	87,226
1 – 4 family real estate (Jr. mortgages)	48	9	57	9,658	9,715
Multifamily real estate	-	-	-	8,829	8,829
Farm real estate	38	-	38	8,655	8,693
Non-farm/non-residential real estate	616	-	616	97,057	97,673
Construction real estate	-	-	-	4,178	4,178
Consumer loans – vehicle	6	-	6	3,410	3,416
Consumer overdraft LOC	9	-	9	227	236
Consumer loans:					
Mobile home	18	-	18	706	724
Home Improvement	-	-	-	194	194
Other	41	-	41	6,592	6,633
MasterCard/VISA	30	6	36	2,661	2,697
Total	$3,081	$672	$3,753	$282,336	$286,089

2010	30 – 89 days past due	90+ days past due	Total past due	Not past due	Total
Agricultural loans	$ -	$ -	$ -	$ 2,366	$ 2,366
Commercial loans	28	-	28	17,772	17,800
Commercial overdraft LOC	-	-	-	268	268
Commercial non-profit/political subdivisions	-	-	-	906	906
Open-end home equity	184	27	211	22,484	22,695
1 – 4 family real estate (1st mortgages)	1,823	520	2,343	82,738	85,081
1 – 4 family real estate (Jr. mortgages)	57	31	88	4,295	4,383
Multifamily real estate	-	-	-	12,764	12,764
Farm real estate	64	-	64	8,658	8,722
Non-farm/non-residential real estate	253	-	253	106,333	106,586
Construction real estate	-	-	-	2,419	2,419
Consumer loans – vehicle	27	-	27	2,409	2,436
Consumer overdraft LOC	1	3	4	168	172
Consumer loans:					
Mobile home	5	-	5	708	713
Home improvement	-	-	-	103	103
Other	63	1	64	7,188	7,252
MasterCard/VISA	-	4	4	2,594	2,598
Total	$2,505	$586	$3,091	$274,173	$277,264

NOTE 6 - LOANS (CONTINUED)

Loans on nonaccrual of interest amounted to $4,671,000 at December 31, 2011 and $4,127,000 at December 31, 2010. Loans 90 days or more past due and still accruing interest amounted to $672,000 at December 31, 2011 and $586,000 at December 31, 2010. Total troubled debt restructurings amounted to $4,827,000 at December 31, 2011 and $4,665,000 at December 31, 2010.

The following presents the recorded investment in loans past due and over 90 days still on accrual, nonaccrual, and troubled debt restructuring by class of loans as of December 31, 2011 and 2010:

2011	Loans past due 90+ days still accruing	Nonaccrual	Total troubled debt restructurings
	(Dollars in thousands)		
Agricultural loans	$ -	$ -	$ -
Commercial loans	-	88	54
Commercial overdraft LOC	-	-	
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	91	19	-
1 – 4 family real estate (1st mortgages)	566	2,338	413
1 – 4 family real estate (Jr. mortgages)	9	113	99
Multifamily real estate	-	-	-
Farm real estate	-	-	-
Non-farm/non-residential real estate	-	1,054	3,569
Construction real estate	-	1,059	692
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	-	-	-
Consumer loans:			
Mobile home	-	-	-
Home improvement	-	-	-
Other	-	-	-
MasterCard/VISA	6	-	-
Total	$672	$4,671	$4,827

2010	Loans past due 90+ days still accruing	Nonaccrual	Total troubled debt restructurings
	(Dollars in thousands)		
Agricultural loans	$ -	$ -	$ -
Commercial loans	-	-	58
Commercial overdraft LOC	-	-	71
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	27	20	-
1 – 4 family real estate (1st mortgages)	520	1,800	267
1 – 4 family real estate (Jr. mortgages)	31	-	-
Multifamily real estate	-	-	-
Farm real estate	-	-	-
Non-farm/non-residential real estate	-	1,832	3,079
Construction real estate	-	475	1,190
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	3	-	-
Consumer loans – mobile home	-	-	-
Consumer loans – home improvement	-	-	-
Consumer loans – other	1	-	-
MasterCard/VISA	4	-	-
Total	$586	$4,127	$4,665

NOTE 6 - LOANS (CONTINUED)

The following presents the recorded investment in troubled debt restructured ("TDR") loans by class of loans which occurred during the year ended December 31, 2011:

	Number of contracts	Recorded investment	Allowance for loan losses allocated
		(Dollars in thousands)	
Agricultural loans	-	$ -	$ -
Commercial loans	1	54	-
Commercial overdraft LOC	-	-	-
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	-	-	-
1 – 4 family real estate (1st mortgages)	3	184	77
1 – 4 family real estate (Jr. mortgages)	-	-	-
Multifamily real estate	4	607	228
Farm real estate	-	-	-
Non-farm/non-residential real estate	-	-	-
Construction real estate	-	-	-
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	-	-	-
Consumer loans – mobile home	-	-	-
Consumer loans – home improvement	-	-	-
Consumer loans – other	-	-	-
MasterCard/VISA	-	-	-
Total	8	$845	$305

During the year ended December 31, 2011, there was a recorded investment of restructured loans totaling $845,000, that had an Allowance for Loan Losses allocated in the amount of $305,000, including $228,000 in the non-residential real estate category and $77,000 in the residential real estate category.

Within the TDR portfolio, four of the loan modifications resulted in principal reductions. Three of the multifamily real estate loans, to the same borrower, had a restructured rate. The other multifamily real estate loan has been placed in OREO.

Impaired loans had a related allowance for loan losses of $1,195,000 at December 31, 2011 and $964,000 at December 31, 2010. The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses summarized in Note 7, for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
		(Dollars in thousands)	
Balance at beginning of year	$ 964	$ 249	$ 114
Provision charged to operations	1,249	1,388	1,172
Loans charged-off	(1,018)	(673)	(1,037)
Balance at end of year	$1,195	$ 964	$ 249

No additional funds are committed to be advanced in connection with impaired loans.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan clients of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $860,000 and $756,000 at December 31, 2011 and 2010, respectively.

NOTE 6 - LOANS (CONTINUED)

The following is a summary of activity during 2011, 2010, and 2009, with loan renewals included in additions and repayments:

	Balance at beginning	Additions	Repayments	Balance at end
		(Dollars in thousands)		
2011	$ 756	$398	$294	$ 860
2010	$1,108	$350	$702	$ 756
2009	$1,101	$237	$230	$1,108

Most of the Bank's lending activity is with clients primarily located within Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and a portion of Huron County. Credit concentrations, as determined using the North American Industry Classification System, that exceeded 5% of total loans at December 31, 2011 and 2010 included $14,589,000 and $11,585,000, respectively, to borrowers in the construction industry; $19,916,000 and $19,713,000, respectively, to borrowers in the accommodation and food service industry; and $20,715,000 and $24,412,000, respectively, to borrowers in the manufacturing industry.

The construction industry concentration includes loans to residential and commercial contractors who construct or install roads, sewers, bridges, homes, hotels, motels, apartment or commercial buildings, electrical and plumbing infrastructure, and air comfort systems. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow from providing such services. The accommodation and food service industry concentration includes loans for the construction, purchase, and operation of hotels, restaurants, lounges, and campgrounds. These loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists, primarily visiting the Lake Erie region. The manufacturing industry concentration includes loans to local manufacturers who produce goods for a wide variety of industries, including chemical, automotive, and food processing. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flows generated from these operations.

Credit losses arising from the Bank's lending experience in these industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of construction industry and accommodation and food service industry lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 7 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
		(Dollars in thousands)	
Balance at beginning of year	$4,955	$4,433	$3,287
Provision charged to operations	775	1,675	3,000
Loans charged-off	(1,786)	(1,309)	(2,021)
Recoveries of loans charged-off	834	156	167
Balance at end of year	$4,778	$4,955	$4,433

NOTE 7 - ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following presents the balances and activity in the allowance for loan losses by portfolio segment for the period ended December 31, 2011:

	Commercial	Residential real estate	Non-residential real estate	Construction real estate	Consumer	Credit card	Total
			(Dollars in thousands)				
Balance at December 31, 2010	$542	$1,857	$2,049	$ 347	$85	$75	$4,955
Provision charged to expense	(74)	720	256	(168)	14	27	775
Losses charged off	(56)	(746)	(903)	-	(38)	(43)	(1,786)
Recoveries	203	74	524	-	23	10	834
Balance at December 31, 2011	$615	$1,905	$1,926	$ 179	$84	$69	$4,778

NOTE 8 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2011 and 2010:

	2011	2010
	(Dollars in thousands)	
Land and improvements	$ 1,934	$ 1,374
Buildings	11,775	10,565
Equipment	6,843	6,769
	20,552	18,708
Less accumulated depreciation	12,337	12,095
Premises and equipment, net	$ 8,215	$ 6,613

Depreciation of premises and equipment amounted to $743,000 in 2011, $764,000 in 2010, and $911,000 in 2009.

NOTE 9 – MORTGAGE SERVICING RIGHTS

The Bank sells substantially all qualified fixed-rate residential real estate loans which it originates. In 2011, the Bank sold approximately $4,521,000 of loans resulting in net gains of $154,000, including $39,000 of gains resulting from capitalized mortgage servicing rights. In 2010, the Bank sold approximately $10,813,000 of loans resulting in net gains of $282,000, including $109,000 of gains resulting from capitalized mortgage servicing rights. At December 31, 2011 and 2010, the unpaid principal balances of mortgage loans serviced for others, approximating $24,001,000 and $22,465,000 respectively, are not included in the accompanying consolidated balance sheets. Amortization of mortgage servicing rights amounted to $117,000 in 2011 and $73,000 in 2010, and is reported as a reduction of other operating income. Mortgage servicing rights are included in other assets in the consolidated balance sheet and amounted to $141,000 and $161,000 at December 31, 2011 and 2010, respectively.

NOTE 10 – DEPOSITS

Time deposits at December 31, 2011 and 2010 included individual deposits of $100,000 and over amounting to $53,787,000 and $40,649,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $601,000 in 2011, $887,000 in 2010, and $1,340,000 in 2009.

At December 31, 2011, the scheduled maturities of time deposits were as follows (dollars in thousands):

2012	$110,366
2013	29,797
2014	12,146
2015	20,829
2016	15,814
Thereafter	4,647
Total	$193,599

NOTE 11 - BORROWED FUNDS

At December 31, 2011 and 2010, borrowed funds consisted of:

	2011	2010
	(Dollars in thousands)	
Federal Home Loan Bank:		
Secured note, with interest at 4.32%, due February 2011	$ -	$ 3,000
Secured note, with interest at 2.88%, due April 2011	-	5,000
Secured note, with interest at 3.87%, due September 2011	-	5,000
Secured note, with interest at 4.86%, due December 2012	2,500	2,500
Secured note, with interest at 2.74%, due December 2013	5,000	5,000
Secured note, with interest at 4.45%, due February 2017	5,000	5,000
	12,500	25,500
Great Lakes Bankers Bank ("GLBB") – secured note with principal and interest payable quarterly with interest at 4.5% based on the greater of Prime Rate or 4.5% floor rate. The loan scheduled maturity is 2015.	6,000	-
Total	$18,500	$25,500

Scheduled maturities of borrowed funds, at December 31, 2011 were as follows (dollars in thousands):

2012	$ 3,595
2013	6,145
2014	1,198
2015	1,252
2016	1,310
2017	5,000
Total	$18,500

The Federal Home Loan Bank notes require monthly interest payments and are secured by stock in the Federal Home Loan Bank of Cincinnati and eligible mortgage loans totaling $204,836,000 at December 31, 2011.

The GLBB loan agreement requires the Corporation to meet specific ratios of asset quality, liquidity, and earnings.

At December 31, 2011, the Bank has available borrowings of $78,357,000 under its line of credit with the Federal Home Loan Bank. In addition, the Bank had $17,000,000 of short-term borrowing availability at December 31, 2011, under lines of credit with two correspondent banks.

NOTE 12 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 13 - OTHER COMPREHENSIVE INCOME

The changes in the components of other comprehensive income and related tax effects were as follows for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
	(Dollars in thousands)		
Unrealized gains (losses) on available-for-sale securities	$5,958	$(802)	$869
Reclassification adjustments for securities gains included in income	(149)	(11)	-
Net unrealized gains (losses)	5,809	(813)	869
Tax effect	1,975	(276)	296
Net-of-tax amount	$3,834	$(537)	$573

NOTE 14 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
	(Dollars in thousands)		
Equipment and vehicle	$1,096	$1,067	$1,195
Professional and examination	838	687	711
FDIC premium assessments	372	528	669
Postage, stationery, and supplies	483	481	542
State franchise and other taxes	512	516	516
Advertising and marketing	217	190	192
Third party computer processing	223	278	275
MasterCard franchise and processing	125	134	152
Other	1,849	1,684	1,464
Total	$5,715	$5,565	$5,716

NOTE 15 - FEDERAL INCOME TAXES

The provision for federal income taxes consisted of the following for 2011, 2010, and 2009:

	2011	2010	2009
	(Dollars in thousands)		
Current	$1,253	$1,306	$1,393
Deferred	(55)	(303)	(441)
Total	$1,198	$1,003	$ 952

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2011	2010	2009
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$2,023	$1,709	$1,380
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(781)	(595)	(364)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	32	35	27
Increase in cash value of life insurance policies	(102)	(131)	(117)
Other, net	26	(15)	26
Total	$1,198	$1,003	$ 952

The deferred federal income tax credit of $55,000 in 2011, $303,000 in 2010, and $441,000 in 2009, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2011 and 2010 are presented below:

	2011	2010
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,246	$1,264
Accrued expenses and other	501	542
Total deferred tax assets	1,747	1,806
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	2,236	261
Purchase accounting basis difference	149	192
Depreciation of premises and equipment	148	135
Federal Home Loan Bank stock dividends	455	455
Direct financing leases	102	214
Deferred loan costs and other	145	158
Total deferred tax liabilities	3,235	1,415
Net deferred tax assets (liabilities)	$(1,488)	$ 391

NOTE 15 - FEDERAL INCOME TAXES (CONTINUED)

The net deferred tax assets (liabilities) at December 31, 2011 and 2010 are included in other assets (liabilities) in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2011 and 2010.

In management's determination, the Corporation has no tax positions for which it deems reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months subsequent to December 31, 2011 and 2010. The tax years that remain open and subject to examination as of December 31, 2011 are years 2008 – 2010 for Federal and the State of Ohio.

NOTE 16 - EMPLOYEE BENEFITS

The Bank sponsors The Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both profit sharing and employer matching contributions. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2011, 2010, and 2009 amounted to $372,000, $345,000, and $353,000, respectively. As of December 31, 2011, the Plan held 28,167 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers and employees of the Bank to provide for supplemental retirement benefits. All split-dollar policies required the payment of single premiums. The cash value of all split-dollar policies amounted to $10,766,000 and $11,357,000 at December 31, 2011 and 2010, respectively.

In connection with the agreements, the Bank provided an estimated liability for accumulated supplemental retirement benefits of $199,000 at December 31, 2011 and $183,000 at December 31, 2010, which is included in other liabilities in the accompanying consolidated balance sheets. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of the amended agreements, these individuals have agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2009 of $498,000 and in January 2010 of $72,000 under the amended agreements.

The Bank recognized a provision for deferred compensation of $16,000 in 2011, $2,000 in 2010, and $8,000 in 2009.

No other postretirement or postemployment benefits are offered to retirees or employees.

NOTE 16 - EMPLOYEE BENEFITS (CONTINUED)

The Corporation established a Stock Option and Incentive Plan (the "Plan") in 2002, which permits the Corporation to award stock options and/or stock appreciation rights to directors and managerial and other key employees of the Corporation. The awards may be in the form of stock options and/or stock appreciation rights. The Plan provides for the issuance of up to 190,951 shares.

	Outstanding Stock Options			Exercisable Stock Options		
Exercise Price Range	*Number*	*Weighted Average Exercise Price*	*Weighted Average Contractual Life (years)*	*Number*	*Weighted Average Exercise Price*	*Weighed Average Contractual Life (years)*
$ 24.99	28,869	$ 24.99	8	-	N/A	N/A

The Corporation issued 28,869 stock options during the year ended December 31, 2011. The following summarizes stock option activity for 2011:

Outstanding, January 1, 2011	$ -
Granted	28,869
Exercised	-
Outstanding, December 31, 2011	$28,869
Exercisable, December 31, 2011	$ -

The fair value of options granted is estimated at the date of grant using the Black Scholes option pricing model. The following shows the weighted-average fair value options granted and the assumptions used in calculating that value for the years indicated:

Weighted-average fair value of options granted	$3.62
Average dividend yield	5.0%
Expected volatility	25.0%
Risk-free interest rate	2.85%
Expected term (in years)	8

Compensation expense related to options granted in 2011 is included in salaries and wages in the consolidated statements of income for the year ended December 31, 2011 and amounted to $33,000. Compensation expense is recognized over the three year vesting period of the options. As of December 31, 2011, there is $67,000 of unrecognized compensation expense expected to be recognized over the vesting period.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2011 and 2010:

	Contract amount	
	2011	2010
	(Dollars in thousands)	
Commitments to extend credit, including commitments to grant loans and unfunded commitments under lines of credit	$75,274	$71,990
Standby letters of credit	$ 1,519	$ 1,334

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the client. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2011, the Bank had outstanding standby letters of credit aggregating $1,519,000, all of which expire in 2012. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to clients. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 18 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2011 and 2010, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2011, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and the Bank as of December 31, 2011 and 2010 are also presented in the following:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2011						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$46,942	13.3%	$28,195	≥ 8.0%	N/A	N/A
Bank	52,537	14.9%	28,167	≥ 8.0%	$35,209	≥ 10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	42,527	12.1%	14,097	≥ 4.0%	N/A	N/A
Bank	48,122	13.7%	14,083	≥ 4.0%	21,125	≥ 6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	42,527	8.4%	20,164	≥ 4.0%	N/A	N/A
Bank	48,122	9.6%	20,150	≥ 4.0%	25,187	≥ 5.0%
As of December 31, 2010						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$49,483	15.4%	$25,741	≥ 8.0%	N/A	N/A
Bank	46,078	14.3%	25,713	≥ 8.0%	$32,141	≥ 10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	45,444	14.1%	12,871	≥ 4.0%	N/A	N/A
Bank	40,039	12.5%	12,857	≥ 4.0%	19,285	≥ 6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	45,444	9.3%	19,621	≥ 4.0%	N/A	N/A
Bank	40,039	8.2%	19,607	≥ 4.0%	24,509	≥ 5.0%

NOTE 18 - REGULATORY MATTERS (CONTINUED)

On a parent company only basis, the Corporation's primary source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, $3,417,000 was available for dividends on January 1, 2012, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 19 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 was as follows:

CONDENSED BALANCE SHEETS	2011	2010
	(Dollars in thousands)	
Assets:		
Cash	$ 31	$ 3
Dividends receivable from subsidiary	535	536
Investment in subsidiary	68,479	51,108
Subordinated note receivable from subsidiary, including accrued interest of $90 in 2010	-	5,090
Available-for-sale security	350	350
Federal income tax receivable	52	-
Total assets	$69,447	$57,087
Liabilities – dividends and other payables	$ 6,564	$ 574
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	179	179
Retained earnings	42,662	40,050
Accumulated other comprehensive income	4,341	507
Treasury stock	(8,225)	(8,149)
Total stockholders' equity	62,883	56,513
Total liabilities and stockholders' equity	$69,447	$57,087

CONDENSED STATEMENTS OF OPERATIONS	2011	2010	2009
		(Dollars in thousands)	
Income – dividends from subsidiary	$2,317	$3,101	$2,300
Interest income on subordinated note from subsidiary	190	200	200
Professional fees, interest, and other expenses	(342)	(134)	(167)
Income before income taxes and equity in undistributed net income of subsidiary	2,165	3,167	2,333
Federal income tax provision	(52)	22	11
Income before equity in undistributed net income of subsidiary	2,217	3,145	2,322
Equity in net income of subsidiary, less dividends	2,537	879	784
Net income	$4,754	$4,024	$3,106

NOTE 19 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	**2011**	**2010**	**2009**
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$4,754	$4,024	$3,106
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(2,537)	(879)	(784)
Decrease in dividends receivable	1	12	2
Decrease (increase) in accrued interest receivable	90	(65)	69
Increase (decrease) in other liabilities	(62)	7	(2)
Net cash provided by operating activities	2,246	3,099	2,391
Cash flows from financing activities:			
Cash dividends paid	(2,142)	(2,174)	(2,202)
Purchase of treasury shares	(76)	(940)	(171)
Net cash used in financing activities	(2,218)	(3,114)	(2,373)
Net increase (decrease) in cash	28	(15)	18
Cash at beginning of year	3	18	-
Cash at end of year	$ 31	$ 3	$ 18

Under a program initially approved by the Board of Directors in 2002, the Corporation periodically purchases shares of its common stock in the over-the-counter market. Continuation of the program is approved by the Board of Directors on a regular basis.

The decision whether to purchase shares, the number of shares to be purchased and the price to be paid depends upon the availability of shares, prevailing market prices, and other possible considerations which might affect the advisability of purchasing shares. Since the February 2002 inception of the stock buy-back program, the Corporation has repurchased 248,791 common shares in the open market, with 240,729 shares remaining as treasury stock at December 31, 2011.

NOTE 20 - FAIR VALUE MEASUREMENTS

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, and both able and willing to transact.

Nonfinancial assets and liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Nonfinancial assets measured at fair value on a nonrecurring basis include nonfinancial assets and liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment, such as other real estate owned.

NOTE 20 - FAIR VALUE MEASUREMENTS (CONTINUED)

ASC 820-10 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

There were no financial instruments measured at fair value that moved to a lower level in the fair value hierarchy due to the lack of observable quotes in inactive markets for those instruments at December 31, 2011 and 2010.

The following summarizes financial assets (there were no financial liabilities) measured at fair value as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
2011				
Recurring:				
Securities available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ -	$137,244	$ -	$137,244
Obligations of states and political subdivisions	-	87,688	-	87,688
Other	-	350	-	350
Total	$ -	$225,282	$ -	$225,282
Nonrecurring:				
Other real estate owned	$ -	$ -	$ 1,877	$ 1,877
Impaired loans	-	-	15,876	15,876
Total	$ -	$ -	$17,753	$ 17,753

NOTE 20 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
2010				
Recurring:				
Securities available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ -	$ 83,006	$ -	$ 83,006
Obligations of states and political subdivisions	-	56,923	-	56,923
Other	-	350	-	350
Total	$ -	$140,279	$ -	$140,279
Nonrecurring:				
Other real estate owned	$ -	$ -	$ 1,443	$ 1,443
Impaired loans	-	-	16,041	16,041
Total	$ -	$ -	$17,484	$ 17,484

The following summarizes the changes in OREO measured at fair value on a nonrecurring basis as follows (dollars in thousands):

Balance as of December 31, 2010	$1,443
Transfer of loans	1,700
Impairment	(97)
Net proceeds from sales	(1,125)
Gain on sales	10
Loss on sales	(54)
Balance as of December 31, 2011	$1,877

The following summarizes the changes in impaired loans measured at fair value on a nonrecurring basis as follows (dollars in thousands):

Balance as of December 31, 2010	$16,041
Net new impairments	6,214
Transferred to OREO or performing loans	(2,468)
Charge off of principal	(1,650)
Net principal payments and advances	(2,261)
Balance as of December 31, 2011	$15,876

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such, valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

NOTE 20 - FAIR VALUE MEASUREMENTS (CONTINUED)

As part of the branch acquisition described in Note 3, loans acquired of $21,502,000 and deposits assumed of $111,072,000 were recorded at fair value as of the closing date, December 16, 2011. Fair value of loans acquired and deposits assumed were estimated by calculating the present value of the future incremental cash flows. Certain inputs used in the calculations would be unobservable to a market participant making them level 3 inputs.

Securities Available-for-Sale

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would typically include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include corporate and municipal bonds, mortgage-backed securities, and asset-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Corporation did not have any securities classified as Level 1 or Level 3 at December 31, 2011 and 2010.

Impaired Loans

The Corporation does not record impaired loans at fair value on a recurring basis. However, periodically, a loan is considered impaired and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs, including recent appraisals and Level 3 inputs based on customized discounting criteria. Due to the significance of the Level 3 inputs, impaired loans fair values have been classified as Level 3.

Other Real Estate Owned

The Corporation values other real estate owned at the estimated fair value of the underlying collateral less expected selling costs. Such values are estimated primarily using appraisals and reflect a market value approach. Due to the significance of the Level 3 inputs, other real estate owned has been classified as Level 3.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of recognized financial instruments at December 31, 2011 and 2010 were as follows:

	2011		2010	
	Carrying amount	Fair value	Carrying amount	Fair value
		(Dollars in thousands)		
FINANCIAL ASSETS				
Cash and cash equivalents	$ 60,093	$ 60,093	$ 21,856	$ 21,856
Securities	229,126	229,126	144,623	144,628
Loans, net	297,187	302,984	288,350	290,603
Total	$586,406	$592,203	$454,829	$457,087
FINANCIAL LIABILITIES				
Deposits	$501,837	$503,563	$384,157	$386,087
Federal funds purchased and securities sold under repurchase agreements	40,861	39,932	20,989	20,988
Borrowed funds	18,500	19,980	25,500	26,359
Total	$561,198	$563,475	$430,646	$433,434

The preceding summary does not include accrued interest receivable, cash surrender value of life insurance, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and standby letters of credit. The contract amount of such financial instruments was $76,793,000 at December 31, 2011 and $73,324,000 at December 31, 2010. The fair value of such instruments is not considered significant since they represent commitments at current interest rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

Loans

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed-rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other Financial Instruments

The fair value of federal funds purchased and securities sold under repurchase agreements, as well as borrowed funds is determined based on a discounted cash flow analysis using current interest rates.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 22 - COMMITMENTS AND CONTINGENCIES

The Bank has entered into multi-year agreements to lease certain of its facilities, as well as equipment under various short-term operating leases. Rent expense under these various agreements amounted to $116,000 in 2011, $140,000 in 2010, and $76,000 in 2009. Future minimum lease payments under long-term operating leases aggregate $171,000 at December 31, 2011 as follows: 2012 through 2013, $52,000 annually; 2014, $47,000; and 2015, $20,000.

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 23 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2011 and 2010:

	Interest income	Net interest income	Net income	Net income per share
	(Dollars in thousands, except per share data)			
2011				
First quarter	$5,341	$4,250	$1,009	$ .60
Second quarter	5,438	4,310	1,298	.78
Third quarter	5,583	4,924	1,541	.92
Fourth quarter	5,260	4,783	906	.54
2010				
First quarter	$5,748	$4,410	$ 932	$ .55
Second quarter	5,709	4,410	843	.50
Third quarter	5,722	4,451	1,217	.72
Fourth quarter	5,560	4,383	1,032	.61

NOTE 24 – NEWLY-ISSUED BUT NOT EFFECTIVE ACCOUNTING STANDARDS

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreement,* amending ASC Topic 860 to improve accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity by removing, from the assessment of effective control, the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. Consequently, the amendments in this update also eliminate the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The other criteria applicable to the assessment of effective control are not changed by the amendments in this update. This guidance is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this standard is not expected to have an impact on the Corporation's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement*; amending ASC Topic 820 which eliminates terminology difference between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS) on the measurement of fair value and the related fair value disclosures. While largely consistent with existing fair value measurement principles and disclosures, the changes were made as part of the continuing efforts to converge GAAP and IFRS. The adoption of this guidance is effective for interim and annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

In June 2011, the FASB issued ASU 2011-05 *Comprehensive Income*, amending ASC Topic 220 to require that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the guidance requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. In December 2011, the FASB issued ASU 2011-12 to defer changes in ASU 2011-05 that relate to the presentation of reclassification adjustments until FASB has time to reconsider the presentation of such adjustments. The remaining portion of ASU 2011-05 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (ASC Topic 350) Testing Goodwill for impairment*, amending topic 350 to provide the option of a qualitative approach to test goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted for annual or interim periods that were not yet issued. The Corporation did not early adopt and does not expect the adoption of this standard to have any impact on the Corporation's financial statements.

NOTE 25 - SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the consolidated financial statements were issued. Events or transactions occurring after December 31, 2011, but prior to when the consolidated financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2011, have been recognized in the consolidated financial statements for the year ended December 31, 2011. Events or transactions that provided evidence about conditions that did not exist at December 31, 2011, but arose before the consolidated financial statements were issued, have not been recognized in the consolidated financial statements for the year ended December 31, 2011.

Banking Center Locations

FREMONT MAIN
419.332.7301
323 Croghan Street, Fremont

FREMONT BALLVILLE
419.355.2361
1600 River Street, Fremont

FREMONT EAST
419.355.2342
1315 East State Street, Fremont

FREMONT NORTH
419.334.7188
910 Sean Drive, Fremont

FREMONT WEST
419.355.2352
2001 West State Street, Fremont

BELLEVUE
419.483.7395
One Union Square, Bellevue

CLYDE
419.547.9525
100 North Main Street, Clyde

CUSTAR
419.669.2801
22973 Defiance Pike, Custar

GREEN SPRINGS
419.639.3909
200 North Broadway Street, Green Springs

MONROEVILLE
419.465.2596
11 Monroe Street, Monroeville

NORWALK
419.668.2507
60 Whittlesey Avenue, Norwalk

PORT CLINTON
419.732.7563
3994 East Harbor Road, Port Clinton

TIFFIN DOWNTOWN
419.447.8777
48 East Market Street, Tiffin

TIFFIN WESTGATE
419.447.2250
796 West Market Street, Tiffin

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CORPORATE INFORMATION

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Toll-Free: 1.800.368.5948
Website: www.rtco.com

Market Maker

Boenning & Scattergood
9916 Brewster Lane
Powell, Ohio 43065
Toll-Free: 1.866.326.8113

Investor Relations

Amy LeJeune
Email: alejeune@croghan.com
Direct: 419.355.2231
Toll-Free: 1.888.276.4426

Corporate Headquarters

323 Croghan Street
Fremont, Ohio 43420
Direct: 419.332.7301
Toll-Free: 1.888.276.4426
Website: www.croghan.com

Common Stock Listing

Croghan Bancshares, Inc. common stock is traded under the symbol:
CHBH.OB

Annual Meeting

The Annual Meeting of Shareholders will be held on
Tuesday, May 8, 2012
1:00 pm (local time) at
Terra Community College
2830 Napoleon Road
Building B, Room 101
Fremont, Ohio 43420

CROGHAN
Bancshares, Inc.

323 Croghan Street
Fremont, Ohio 43420
www.croghan.com